UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of December 31, 20131

Fourth Quarter (Oct.-Dec.)	2012	2013	Variation	2013
	(Ps. MMM)			(U.S.$ MMM)		Highlights
Total Sales	420.6	409.5	-2.6%	31.3	g	Total hydrocarbons production averaged 3.7 MMboe, crude oil production decreased by 1.5% and natural gas production increased by 0.8%.
Gross Income	189.8	185.9	-2.1%	14.2	g	Industrial processes recorded an upward trend with higher production of petroleum products, dry gas and petrochemicals.
Operating Income	202.2	136.8	-32.3%	10.5	g	The average price of the Mexican crude oil basket decreased by 4.7%, from U.S.$96.36 to U.S.$91.84.
Income before Taxes and Duties	185.9	130.0	-30.1%	9.9	g	The average price of regular gasoline in the U.S. Gulf of Mexico decreased 2.4%, from U.S.¢280.12 to U.S.¢273.40.
Taxes and Duties	214.6	206.5	-3.8%	15.8	g	Taxes and duties represented 159% over income before taxes and duties.
Net Income (Loss)	(28.8)	(76.5)		(5.9)	g	EBITDA amounted to Ps. 197.9 billion (U.S.$15.1 billion)

Acronyms used: billion (MMM), million (MM), thousand barrels per day (Mbd), million barrels of oil equivalent (MMboe), million cubic feet per day (MMcfd), thousand tons (Mt).

Uses and Sources as of December 31, 2013

(Ps. MM)

(1)	Before taxes.
(2)	Excludes Financed Public Works Contract Program.
(3)	Includes change of cash effect of Ps. 2,246 million.

[1]	PEMEX is providing this report to publish its preliminary financial and operational results for the fourth quarter of 2013. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its fourth quarter and year-end results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on February 27, 2014. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

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Operating Results

PEMEX

Main Statistics of Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Upstream
Total hydrocarbons (Mboed)	3,703	3,668	-0.9%	(35)	3,697	3,653	-1.2%	(45)
Liquid hydrocarbons (Mbd)	2,594	2,566	-1.1%	(28)	2,588	2,564	-1.0%	(25)
Crude oil (Mbd)	2,561	2,523	-1.5%	(37)	2,548	2,522	-1.0%	(26)
Condensates (Mbd)	33	43	29.7%	10	41	42	2.6%	1
Natural gas (MMcfd)(1)	6,363	6,416	0.8%	52	6,385	6,370	-0.2%	(14)
Downstream
Dry gas from plants (MMcfd)(2)	3,494	3,660	4.8%	166	3,628	3,693	1.8%	65
Natural gas liquids (Mbd)	333	364	9.5%	31	365	362	-1.0%	(4)
Petroleum products (Mbd)(3)	1,305	1,337	2.5%	32	1,337	1,386	3.7%	49
Petrochemical products (Mt)	1,138	1,291	13.5%	154	3,712	4,160	12.1%	448

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Upstream 4Q13

Crude Oil Production

During the fourth quarter of 2013, total crude oil production averaged 2,523 Mbd, a 1.5% decrease as compared to the same period of 2012. This decrease was primarily due to:

•        a 2.4% decrease in production of heavy crude oil due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell Asset in the Northeastern Marine region; and

•        a 6.4% decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva project in the Southern region, as well as an increase in the fractional water flow of wells of the Pijije and Sen projects in the Southern region.

The previous was partially offset by a 2.0% increase in light crude oil production at the Kuil, Onel, Chuhuk and Tsimsin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region and at the Gasífero field in the Northern region.

We would highlight that the Kuil and Gasífero fields, which began their production during the second half of 2012, the Kambesah and Onel fields, which began their production during the first quarter of 2013, and the Chuhuk field, which began its production during the second quarter of 2013. As of December 2013, this group of fields reached an average production of 171 Mbd.

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Crude Oil Production (Mbd)	Crude Oil Production by Region 4Q13

Crude Oil Production by Field

(Mbd)

Natural Gas Production

During the fourth quarter of 2013, natural gas production increased by 1.6%[2], as compared to the same quarter of 2012, primarily as a result of a 6.5% increase in associated gas production at the Ku-Maloob-Zaap Asset in the Northeastern Marine region, at the Abkatún-Pol-Chuc Asset in the Southwestern Marine region, and at the Bellota Jujo Asset in the Southern region.

This increase was partially offset by an 8.8% decline in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells of the Veracruz and Burgos Assets in the Northern region.

[2]	Does not include nitrogen.

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Natural Gas Production

(MMcfd)

Natural Gas Production by Asset (MMcfd)	Natural Gas Production by Type of Field 4Q13

Gas Flaring

During the fourth quarter of 2013, gas flaring increased by 18 MMcfd, primarily due to:

•       installations made at the Akal-J2 and Akal-C8 platforms of the Cantarell Asset in the Northeastern Marine region; and

•       programmed maintenance at plant number 1 of the Cd. Pemex Gas Processing Center in the state of Tabasco.

As a result, the natural gas use as a percentage of production was 96.9% during the fourth quarter of 2013.

Gas Flaring

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Operational Infrastructure

During the fourth quarter of 2013:

•      the average number of operating wells increased to 9,716, an increase of 20 wells as compared to the average number of operating wells for the same quarter of 2012;

•      the completion of development wells decreased by 160, due to a programmed reduction of activities at the Aceite Terciario del Golfo (ATG), Burgos and Poza Rica-Altamira projects in the Northern region. We would highlight that 7 horizontal wells began operating during the fourth quarter of 2013 at the ATG Asset. These wells have yielded an initial average production of 500 bd, and have stabilized at an average production of nearly 200 bd. These results considerably contrast with those of conventional wells, where the average production at the same project ranges at 20-30 bd. The higher productivity of these horizontal wells is due to a strategy based on creating multiple fractures (equal to or above 10 fractures); and

•      the completion of exploratory wells increased by 3, due to an increase in exploration activities at the Burgos and Tampico Misantla-Golfo projects.

Average Number of Operating Wells	Average Operating Wells by Type of Field 4Q13

Completed Wells

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Average Number of Operating Drilling Rigs

Average Drilling Rigs by Type

4Q13

Development	Exploration

Seismic Information

During the fourth quarter of 2013, PEMEX acquired additional 2D seismic data by focusing its two-dimensional acquisition efforts on the location of shale resources. In fact, 525 km of 2D seismic were acquired in the Burgos basin (from the Sur de Burgos 2D study) and 609 km were acquired in the Southeastern basin (from the Zapatero Pénjamo and Sal Somera 2D studies).

In addition, PEMEX acquired 2,371 km2 of 3D seismic data through three-dimensional information, of which a total of 2,235 km2 related to exploratory activities and 136 km2 related to information acquisition aimed at optimizing the exploitation of hydrocarbons.

Seismic Information

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Discoveries and New Developments	During the fourth quarter of 2013, PEMEX made discoveries that confirmed the production potential of the Southeastern basin, as well as the presence of hydrocarbons in the deep waters of the Gulf of Mexico through the Perdido Area project, and of shale resources located primarily in the northeastern portion of the country.

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PEMEX

Main discoveries 2013

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude & condensates (bd)	Gas (MMcfd)
Burgos	Chucla-1	Late Cretaceous Eagle Ford	24	1.9	Wet Gas
	Gato-1001	Early Cretaceous La Virgen	0	1.0	Dry Gas
	Santa Anita-401	Eocene Queen City	90.2	5.9	Wet Gas
	Durián-1	Late Cretaceous Eagle Ford	0	1.9	Dry Gas
	Lempira-1	Oligoceno Frio Marino no Marino	24	2.5	Wet Gas
	Silo-1	Oligoceno Frio Marino	0	2.7	Dry Gas
	Nuncio-1	Late Jurassic Pimienta	0	3.0	Dry Gas
	Gamma-1	Late Cretaceous Eagle Ford	12	0.3	Wet Gas
	Tangram-1	Late Jurassic Pimienta	0	10.9	Dry Gas
	Kernel-1	Late Jurassic Pimienta	0	2.9	Dry Gas
Veracruz	Eltreinta-1	Middle Miocene	756	0.3	Light Crude Oil
	Kamelot-1	Early Pliocene	0	6.6	Dry Gas
	Mixtan-1	Early Miocene	67	4.2	Wet Gas
Poza Rica-Altamira	Maximino-1	Early Eocene Wilcox	3,796	15.0	Light Crude Oil
	Exploratus-1	Early Oligocene	—	—	Heavy Oil
	Vespa-1	Middle-Late Miocene	2,366	2.3	Heavy Oil
Litoral de Tabasco	Xux-1DL	Middle-Late Cretaceous	1922	1.9	Light Crude Oil
	Miztón-1	Middle Pliocene	3512	3.0	Light Crude Oil
	Piklis-1DL	Early Miocene	141	35.1	Wet Gas
Samaria-Luna	Sini-1	Late Jurassic Kimmeridgian	3,089	7.8	Light Crude Oil
	Tamarhu-1	Late Jurassic Kimmeridgian	114	0.4	Light Crude Oil
Cinco Presidentes	Calicanto-101	Middle Miocene	602	0.3	Heavy Oil
	Ayocote-0	Late Miocene	—	—	Light Crude Oil
Macuspana-Muspac	Arroyo Zanapa-201	Middle-Late Cretaceous	345	—	Light Crude Oil
Ku-Maloob-Zaap	Tson-201	Late Jurassic Kimmeridgian	2,907	0.7	Light Crude Oil
Total			19,767	110.5

Upstream 2013

During 2013, PEMEX faced operating challenges in its exploration and production activities that nowadays have become characteristic for the industry worldwide, including greater complexity, decreased volumes and higher technological and capital requirements.

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Crude Oil Production

During 2013, crude oil production totaled 2,522 Mbd, a decrease of 26 Mbd as compared to 2012, primarily due to:

•        a 1.4% decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Asset, and an increase in the fractional water flow of its wells; and

•        a 5.7% decrease in production of extra-light crude oil, primarily due to a natural decline in production of fields of the Delta del Grijalva and Crudo Ligero Marino projects.

This decrease was partially offset by a 1.6% increase in light crude oil production at the Kuil, Onel and Chuhuk fields of the Abkatún-Pol Chuc Asset and the Tsimín field of the Litoral de Tabasco Asset in the Southwestern Marine region, at the Kambesah field of the Cantarell Asset in the Northeastern Marine region and at the Gasífero field of the Veracruz Asset in the Northern region.

Natural Gas

During 2013, natural gas production remained stable, totaling 5,679 MMcfd, primarily due to an increase in associated gas production at the Ku Maloob Zaap, Abkatún-Pol-Chuc and Burgos Assets, highlighting the development of the Nejo field in Burgos.

This increase was partially offset by a decrease in non-associated gas production due to a natural decline in production at the fields of the Veracruz asset.

Gas Flaring

During 2013, gas flaring represented 2.2% over total gas produced. As a result, the natural gas use as a percentage of production was 97.8% during the year.

In addition, during 2013, average gas flaring was approximately 128 MMcfd, which was well below the maximum gas flaring limit of 214.8 MMcfd set by the National Hydrocarbons Commission in an effort to reduce gas flaring.

Operational Infrastructure

During 2013, PEMEX continued to focus its drilling strategy on a more intensive use of technology and state of the art equipment, in order to improve efficiency and generate increased value, which resulted in the following developments:

•        the average number of operating wells increased by 397, as compared to 2012.

•        the completion of wells decreased by 415, due to a programmed reduction of activities at the ATG, Burgos and Poza Rica-Altamira projects in the Northern region. We would highlight that 36 horizontal wells were brought into stream during 2013 at the ATG Asset. As a result, by year-end the number of non-conventional wells operating at ATG increased to 44. These wells represent 1.7% of the total operating wells of this asset, yet contribute 14% of its total production. In other words, by innovating and developing technology, PEMEX has been able to implement more efficient exploitation strategies at one of the most promising regions of Mexico in terms of production potential, but also one of the most geologically complex regions; and

•        the completion of exploratory wells amounted to 38 wells, due to an increase in exploration activities at the Burgos and Tampico Misantla-Golfo projects.

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Seismic Information	During 2013, 2D seismic data acquisition increased by 4.0%, as compared to 2012. PEMEX acquired additional 2D seismic data by focusing its two-dimensional acquisition efforts on the location of shale resources through the Sur de Bugos 2D study, and on the Southeastern basins, through the Zapatero Pénjamo study. While 3D seismic data acquisition decreased due to the transition from the acquisition stage to the interpretation stage of zones identified as possible producers.

Discoveries

During 2013, PEMEX focused its exploration activities in the following producer prospects:

i)       Southeastern Basin:

•        the Xux-1DL, Miztón-1, Sini-1 and Tson-201 wells, whose initial production was 2.8 Mbd, confirmed the production potential of these formations and expanded the exploitation areas of their respective fields.

ii)     Deep Waters:

•        The Maximino-1 and Exploratus-1 wells, confirmed the production potential of this region in the deep waters of the Gulf of Mexico. We would highlight that the Maximino-1 well is the deepest well ever drilled in Mexico, located at water depths of 2,919 meters, again proving the company’s ability to develop capabilities in new and highly complex producer regions.

•        Moreover, important progress was made in the Lakach project with the completion of the Lakach-21 well, which is the first development well in the deep waters of Mexico. Lakach is a non-associated gas producer field holding total reserves of 850 MMMcf of gas; its exploitation is expected to begin by the end of 2014.

iii)    Shale Resources:

•        Exploration efforts continued in the northeastern portion of the country, especially in the Burgos basin, to obtain more information on the production potential of shale resources in this region. The success of exploratory activities in the Burgos basin confirms the existence of producer zones and geologic eras that stretch from the United States into Mexican territory, including the Eagle Ford formation.

Upstream Projects

Construction of Drilling Rigs in Altamira	On October 4, 2013, Petróleos Mexicanos signed a memorandum of understanding with Keppel Offshore & Marine, a worldwide leading company in the design and construction of mobile offshore drilling rigs, to build a shipyard specializing in the construction, maintenance and overhaul of rigs and other major marine vessels. The shipyard, which will be located in Altamira, Tamaulipas, will initially serve as the construction site for six Keppel-designed jackup rigs and later house the equipment necessary for the maintenance of marine platforms.

Acquisition of 51% Stake in Hijos de J. Barreras	On November 26, 2013, P.M.I. Holdings B.V., PEMEX’s international trading arm, signed an agreement to purchase a 51% stake in Spanish shipbuilder Hijos de J. Barreras, S.A. The purpose of this transaction is to develop Petróleos Mexicanos’ capacity to build specialized vessels in Mexico in the medium-term, and to benefit from the experience of the Spanish shipbuilding industry in the long-term.

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Flotels	On January 28, 2014, Pemex-Exploration and Production awarded P.M.I. Norteamérica, S.A. de C.V. (“PMI”), a 10-year contract (from July 2016 to July 2026) for housing and accommodation services in connection with two flotel units.

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Downstream 4Q13

Crude Oil Processing

During the fourth quarter of 2013, total crude oil processing decreased by 2.1%, as compared to the same period of 2012, primarily explained by:

•     programmed maintenance cycles; and

•     non-programmed overhaul works.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 2.7 percentage points, primarily as a result of the increase of Maya crude oil processed at the Minatitlán refinery.

PEMEX’s usage of its primary distillation capacity decreased by 1.1 percentage points, due to programmed maintenance cycles, as well as to non-programmed overhaul projects.

Crude Oil Processing (Mbd)

Production of Petroleum Products	During the fourth quarter of 2013, total petroleum products output increased by 2.5%, as compared to 2012, due to an increase in production of automotive gasolines, diesel and liquefied petroleum gas (LPG), while fuel oil production dropped by 20 Mbd. The previous is primarily due to the fact that the Minatitlán refinery came into operation and to the stabilization of its processes, which thereby increased the output of greater value-added products.

Petroleum Products Production (Mbd)

*	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

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Variable Refining Margin	During the fourth quarter of 2013, PEMEX’s NRS recorded a negative variable refining margin of U.S.$1.40 per barrel, U.S.$5.49 per barrel below the margin recorded during the fourth quarter of 2012. This decrease was primarily due to the fluctuation of crude oil and derivatives prices in the international markets, as the volume of distillates production increased during the period as compared to the same period of 2012.

Variable Refining Margin (U.S.$/b)

Natural Gas Processing and Production

During the fourth quarter of 2013, natural gas processing increased by 6.6%, in response to the increased availability of sour wet gas from the marine regions, as well as an increased supply of sweet wet gas from the Northern region.

Condensates processing increased by 25.8%, as compared to the fourth quarter of 2012, due to an increase in the supply of sweet condensates in the Northern region, as well as to increased availability of sour condensates in the marine regions.

As a result, dry gas production increased by 4.8% or 166 MMcfd, as compared to the fourth quarter of 2012, while natural gas liquids production increased by 9.5%, or 31 Mbd, during the period.

Natural Gas Processing (MMcfd)

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Dry Gas and Natural Gas Liquids Production

(1) Includes condensates processing.

Petrochemicals Production

During the fourth quarter of 2013, the production of petrochemical products increased by 13.5%, or 154 Mt, as compared to the same period of 2012, primarily due to the following:

•       a 66 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including benzene, toluene and xylene (BTX);

•       a 4 Mt increase in production in the ethane derivatives chain due to an increased output of ethylene and high-density polyethylene; and

•       a 19 Mt increase in production in the propylene and derivatives chain, due to greater production of propylene and to the stabilization of the acrylonitrile producer plant.

This increase was partially offset by a 14 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to a decline in demand for this product as a result of adverse weather conditions that impacted agricultural zones in the northeastern portion of the country.

Petrochemicals Production (Mt)

*     Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

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Downstream 2013

During 2013, there was an upward trend in crude oil and natural gas processing, as well as in the production of dry gas, petroleum products and petrochemicals, as a result of the revamping of plants and the modernization of operating processes aimed at safety, reliability and value creation.

Crude Oil Processing

During 2013, total crude oil processing amounted to 1,222 Mbd, a 1.9% increase as compared to 2012, primarily explained by the increase in crude oil processed at the Minatitlán refinery, which resulted from the improved operating performance of the plants that were overhauled at this refinery.

The ratio of heavy crude oil to total crude oil processed by the NRS was 40.3%, as part of an effort to reduce and dislodge the production of heavy distillates in PEMEX’s refineries in the central part of the country.

As a result, during 2013, PEMEX’s usage of its primary distillation capacity increased by 1.5%, as compared to 2012, to 73.1% of its total capacity.

Production of Petroleum Products

During 2013, total petroleum products output increased by 3.7%, as compared to 2012, mainly due to increases in the output of products such as automotive gasolines, diesel and jet fuel, while recording a drop in fuel oil production.

The NRS’s operating performance has improved as a result of an increase in heavy crude oil processing, a greater output of lighter and middle distillate products as well as greater usage of its capacity. Nevertheless, by the end of 2013, the NRS recorded a negative variable refining margin of U.S.$1.84 per barrel, from U.S.$0.01 per barrel by the end of 2012. This is broadly explained by the behavior of prices of oil and refined products.

Natural Gas Processing and Production

During 2013, natural gas processing increased by 0.5%, as compared to 2012, in response to the increased availability of sweet wet gas from the Northern region.

In addition, condensates processing increased by 1.3%, due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production increased by 1.8% or 65 MMcfd, while natural gas liquids production recorded a decrease of 1.0%, due to a decrease in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During 2013, the production of petrochemical products amounted to 5,455 Mt, a 12.5% increase as compared to 2012. This increase is primarily explained by a 442 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including hydrogen, pentanes and BTX.

This increase was partially offset by:

•     a 19 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to a decline in demand for this product, as a result of adverse weather conditions that impacted agricultural zones in the country;

•     a 136 Mt decrease in production in the ethane derivatives chain due to the fact that production from the Pajaritos Petrochemical Complex was transferred to the joint venture between Pemex- Petrochemicals and the company, Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013. As a result, vinyl chloride and ethylene production is no longer on our records. Additionally, linear low-density polyethylene production decreased due to non-programmed shutdowns; and

•     a decrease in production in the propylene and derivatives chain, due to lower production of propylene, which was partially offset by an increase in the production of acrylonitrile.

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Downstream Projects

Supply of Natural Gas

On August 13, 2013, the Federal Government of Mexico and Petróleos Mexicanos announced the Natural Gas Supply Strategy, which features several infrastructure projects aimed at securing the safe and reliable supply of natural gas in the short-, medium- and long-term.

In the short-term, PEMEX plans to import at least 3 MMMcfd of liquefied natural gas (LNG) per month through the Manzanillo and Altamira seaports. The shipments received during 2013 were distributed between Pemex-Gas and Basic Petrochemicals (PGPB) and the Federal Electricity Commission (CFE), while 2014 cargoes will be used solely by PGPB.

In the medium-term, PEMEX plans to construct a 500 MMcfd gas compression station in Altamira that will be connected to the 48-inch Cactus-San Fernando pipeline, thereby linking the state of Tamaulipas to the southern border of the United States.

In the long-term, PEMEX plans to construct:

•      the following gas pipelines: (i) Los Ramones Phase I, (ii) Los Ramones Phase II, (iii) Agua-Dulce Frontera and (iv) Tucson-Sásabe; and

•      a 190 MMcfd gas compression station in Soto La Marina, Tamaulipas.

The CFE will be developing the Sásabe-Guaymas, Tamazunchale-Sauz and Mayakan gas pipelines as an additional component of the Natural Gas Supply Strategy.

Los Ramones Gas Pipeline Project

The Los Ramones gas pipeline project represents Mexico’s biggest energy infrastructure investment in the last 40 years, and is expected to meet approximately 20% of the country’s demand for natural gas.

The first stage of the Los Ramones gas pipeline project will run along the municipalities of Camargo, Tamaulipas and Los Ramones, Nuevo León. The pipelines will have a transportation capacity of up to 1,000 MMcfd once they begin operations in December 2014, and will increase to 2,100 MMcfd by December 2015. The Mexican company Tubacero will be the supplier of 48-inch pipes for the construction of the 115-kilometer (km) gas pipeline.

On July 21, 2013, PEMEX signed a 25-year contract with Gasoductos del Noreste, a division of Grupo Gasoductos de Chihuahua that will provide natural gas transportation services for the first stage of the Los Ramones pipeline project. This phase of the pipeline is expected to begin operations in December 2014.

The second stage of the Los Ramones gas pipeline project will extend over 740 km and run across Los Ramones, Nuevo León and Apaseo el Alto, Guanajuato. The pipeline will carry up to 1,430 MMcfd of natural gas starting in December 2015.

The financial and legal schemes for the second stage of the Los Ramones gas pipeline project will be defined in the following months to fuel the development of the project, after Pemex-Gas and Basic Petrochemicals (PGPB) voided the tender on October 15, 2013. The consortium formed by Enagás and GDF Suez was the only bid offer and did not comply with the project’s technical requirements. It is important to note that PGPB’s awarding decision on the project’s execution will be grounded on complying with pre-established deadlines. As a result, the Los Ramones – Apaseo el Alto pipelines should begin operations by December 2015.

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Clean Fuels Program

In September 2013, a new plant at the Cadereyta refinery in the state of Nuevo León began operating as part of the Clean Fuels Project. The plant will produce 42.5 Mbd of ultra-low sulfur gasoline (ULSG), thereby complying with the environmental protection standards for fossil fuels set forth in the Norma Oficial Mexicana 086 (Official Mexican Standard 086), as well as with international environmental standards.

The production of ULSG will facilitate the introduction of cleaner and more modern automotive technology, which will help decrease vehicular carbon monoxide and nitrogen oxide emissions by approximately 50 to 80 percent.

Moreover, the new Cadereyta plant will be able to produce gasoline that contains approximately 30 parts per million (ppm) of sulfur, as compared to the 800 ppm of sulfur contained in the gasoline that is currently being produced.

Cogeneration Plant in the Gas Processing Complex of Nuevo Pemex

Commercial operations of the electric cogeneration plant began on April 19, 2013, at the Gas Processing Center Nuevo Pemex. This plant produces energy by transforming water into vapor, and electricity from natural gas. In addition, it supplies 190 work centers and will represent savings of more than U.S.$150 million per year for the company.

Moreover, this plant will substitute less efficient equipment at the end of its useful lifetime, thereby reducing carbon dioxide gas emissions (CO2) as well as maintenance costs. The plant will produce 300 megawatts per hour, equivalent to 14% of PEMEX’s total installed electricity generation capacity.

Fleet Renewal	In January, March and April, 2013, PEMEX received four tankers: the Centla, the Jaguaroundi, the Texistepec and the Rarámuri, which were constructed under the highest environmental and technological standards. These vessels reduce the age of PEMEX’s fleet, currently comprised of 19 tankers, and can each store up to 302 Mb, thereby increasing the fleet’s capacity.

Purchase and Revamp of Fertilizing Plant

On January 16, 2014, PMI signed an agreement to purchase and revamp assets belonging to the Agro Nitrogenados, S.A. de C.V., including a closed fertilizer production facility in Pajaritos, Veracruz. This new plant is expected to produce 990 Mt of urea per year.

The project requires an investment of up to U.S.$475 million, which includes the purchase price of current assets, as well as the cost of revamping and renewing the plant. The expected level of production of urea represents approximately 75% of national demand for urea. Ammonia, one of the main inputs for the production of urea, will be supplied by PEMEX’s petrochemical complex in Cosoleacaque, Veracruz, located just 28 kilometers from the Agro Nitrogenados facilities.

Construction of a Solidifying Sulfur Plant	PMI will construct Mexico’s first solidifying sulfur plant in order to guarantee the distribution of sulfur from its refineries and gas processing complexes nationwide. The plant will be located in the Gulf coast port of Coatzacoalcos, in the state of Veracruz, and will have processing capacity of 360 Mt per year and an estimated cost of more than Ps. 500 million.

Operating Improvement Program

The Operating Improvement Program’s main goal is to reverse current results of refining processes in the short-term, and to establish an ongoing improvement program in the long-term. The program aims to implement operational practices that positively impact results, strengthen the reliability of plants, guarantee the supply of production inputs and spare parts and improve the plants’ operations from a managerial and organizational standpoint.

By the end of 2013, 377 opportunities for improvement were identified, 180 of which have been implemented and are expected to generate savings of U.S.$1.3 billion.

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In order to successfully carry out this program, each refinery has prioritized its initiatives and uses a monitoring system based on operations data and process simulators to verify and quantify the potential impact of such initiatives. This program has been developed and implemented in conjunction with McKinsey and KBC.

Gas Stations	As of December 31, 2013, a total of 10,416 gas stations have been recorded, an increase of 4.0% as compared to the same period of 2012.

Environmental Protection

Certified Emissions Reductions (CERs)	By the end of 2013, PEMEX signed three emissions reduction purchase agreements for the marketing of CO2 emissions-reduction certificates. The implementation of these agreements through three projects is expected to result in an annual decrease of approximately 500 Mt of CO2. The first two projects were registered by the United Nations and will be carried out by Pemex-Exploration and Production, while the third project, which remains under evaluation, will be carried out by Pemex-Refining.

Nationally Appropriate Mitigation Actions (NAMA)	In 2013, PEMEX registered the first two NAMA programs with the United Nations. The first program is focused on the reduction of “fugitive emissions”[3] in the Natural Gas Processing, Transport and Distribution System, and the second is focused on energy cogeneration. Each program has the potential to reduce CO2 emissions by approximately 10 MMt per year.

Cangrejera and Morelos Cogeneration	PEMEX received funding from the government of Japan to carry out feasibility studies at the Cangrejera and Morelos cogeneration plants. These studies were concluded in May 2013 and represent the first step towards a possible bilateral agreement between Mexico and Japan for CO2 emissions reduction projects.

Tax on Fossil Fuel	During 2013, a tax on fossil fuels was approved as part of the IEPS Law,[4] which establishes a payment system for this new tax. In 2014, PEMEX will be able to use carbon credits from registered Clean Development Mechanism (CDM) projects to pay for the fossil fuels tax.

Actions Against the Illicit Fuels Market

Government Support	During 2013, PEMEX’s actions against the illicit market in fuels were strengthened by the continuous support of the armed forces in connection with collaborative agreements with the Ministry of National Defense and the Ministry of the Navy to conduct surveillance of the national pipeline system. In addition, PEMEX continues to collaborate with various government entities, primarily state government representatives, the Federal Police, the Federal Attorney General’s Office, the Ministry of Finance, the Tax Management Service and the Ministry of Energy, among others, in order to foster the exchange of information and to support the training of specialized investigatory groups.

Measures Taken

In order to combat the illicit market in fuels and to limit its harmful impact on communities, all reports of illegal activity are handled by State Civilian Protection units; this effort has been combined with an open communications strategy as part of an advertising campaign against the illicit market in fuels.

In addition, regular meetings have been held with state government representatives and various government entities to bring together intelligence groups whose investigations help to dismantle criminal groups and combat illicit activities that damage the petroleum industry and related parties.

[3]	Intentional or unintentional release of greenhouse gases (GHG) during extraction, processing and or delivery activities of fossil fuels to its final destination.
[4]	Special Tax on Production and Services.

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PEMEX

Financial Results

PEMEX

Consolidated Income Statement

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	420,603	409,492	-2.6%	(11,111)	31,315	1,646,912	1,608,202	-2.4%	(38,710)	122,984
Domestic sales	235,463	231,610	-1.6%	(3,853)	17,712	867,037	910,188	5.0%	43,151	69,605
Exports	183,316	174,957	-4.6%	(8,359)	13,380	772,699	687,675	-11.0%	(85,024)	52,589
Services income	1,823	2,925	60.4%	1,102	224	7,176	10,339	44.1%	3,163	791
Cost of sales	230,758	223,612	-3.1%	(7,146)	17,100	832,491	814,004	-2.2%	(18,486)	62,249
Gross income	189,845	185,880	-2.1%	(3,965)	14,215	814,422	794,198	-2.5%	(20,223)	60,735
Other revenues (expenses)	46,607	(16,125)	-134.6%	(62,732)	(1,233)	209,019	64,536	-69.1%	(144,483)	4,935
IEPS accrued	49,746	15,142	-69.6%	(34,604)	1,158	214,102	94,466	-55.9%	(119,636)	7,224
Other	(3,138)	(31,267)	-896.3%	(28,129)	(2,391)	(5,084)	(29,930)	-488.8%	(24,847)	(2,289)
Transportation and distribution expenses	8,253	8,717	5.6%	464	667	28,488	32,448	13.9%	3,960	2,481
Administrative expenses	26,004	24,203	-6.9%	(1,801)	1,851	89,613	98,310	9.7%	8,697	7,518
Operating income (loss)	202,195	136,835	-32.3%	(65,360)	10,464	905,339	727,976	-19.6%	(177,363)	55,671
Financing income (cost)	(16,443)	(4,238)	74.2%	12,205	(324)	(49,736)	(29,539)	40.6%	20,197	(2,259)
Foreign exchange profit (loss)	(2,599)	(4,251)	-63.5%	(1,652)	(325)	44,846	(3,948)	-108.8%	(48,794)	(302)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	2,734	1,605	-41.3%	(1,128)	123	4,798	1,451	-69.8%	(3,347)	111
Income before taxes and duties	185,886	129,950	-30.1%	(55,935)	9,938	905,246	695,939	-23.1%	(209,307)	53,221
Taxes and duties	214,646	206,458	-3.8%	(8,188)	15,788	902,646	865,032	-4.2%	(37,614)	66,152
Duties over hydrocarbon extraction and other	212,118	204,815	-3.4%	(7,303)	15,663	898,065	856,979	-4.6%	(41,086)	65,536
Oil income tax	1,113	1,813	62.8%	700	139	2,442	3,686	50.9%	1,244	282
Income tax and other	1,415	(170)	-112.0%	(1,585)	(13)	2,139	4,367	104.2%	2,228	334
Net income (loss)	(28,761)	(76,508)	-166.0%	(47,747)	(5,851)	2,601	(169,093)	-6602.2%	(171,693)	(12,931)
Other comprehensive results	(363,896)	250,075	168.7%	613,971	19,124	(376,775)	253,232	167.2%	630,008	19,365
Financial assets available for sale	(1,560)	(239)	84.7%	1,321	(18)	(10,126)	3,098	130.6%	13,224	237
Actuarial losses due employee benefits	(364,879)	247,376	167.8%	612,255	18,918	(364,879)	247,376	167.8%	612,255	18,918
Conversion effect	2,543	2,938	15.5%	395	225	(1,771)	2,758	255.8%	4,528	211
Comprehensive income (loss)	(392,656)	173,567	144.2%	566,223	13,273	(374,175)	84,140	122.5%	458,315	6,434

Sales

During the fourth quarter of 2013, sales revenues decreased by 2.6%, as compared to the same quarter of 2012, primarily as a result of:

•        a 65.5% decrease in fuel oil domestic sales, primarily due to a 53.3% reduction in sales volume and a decline of 7.3% in its price;

•        a 4.6%, or Ps. 8.4 billion pesos decrease in exports, mainly due to a 4.7% decline in the average price of the Mexican crude oil basket, from U.S.$96.36 per barrel in the fourth quarter of 2012, to U.S.$91.84 per barrel in the same period in 2013. As well as by a 5.4% decrease in the volume of crude oil exports, amounting to 1,234 Mbd.

These decreases were partially offset by:

•        a 10.0% increase in domestic sales of gasoline, excluding the accrued amount of IEPS credit[5]; and

•        a 20.6% increase in domestic sales of gas, mainly due to a 77.0% rise in its price.

[5]	Including the accrued amount of IEPS credit, domestic sales of gasoline recorded a 16.8% decrease , primarily as a result of a 2.4% decrease in the average price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢280.12 to U.S.¢273.40

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Sales Evolution

(Ps. MM)

Exports (Ps. MM)	Crude Exports by Region 4Q13

Domestic Sales including IEPS Credit (Ps. MM)	Domestic Sales of Petroleum Products 4Q13

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Cost of Sales & Operating Expenses

A 3.1% decrease in cost of sales was recorded during the fourth quarter of 2013, as compared to the same period of 2012, primarily due to a 15.2% decline in purchases for resale, due to lower international reference prices and to a decrease in import volumes of refined products.

The previous was partially offset by a 27.2% increase in operating expenses, and an 11.6% increase in preservation and maintenance expenses.

In addition, distribution and transportation expenses increased by 5.6%, while administrative expenses decreased by 6.9%.

During the fourth quarter of 2013, the net cost of employee benefits recorded under cost of sales and under general expenses decreased by 12.0% due to adjustments to the actuarial calculation method and a fluctuation in the discount rate from 6.9% to 8.45%

Evolution of Gross Income (Ps. MM)

Other Revenues (expenses)	The sum of other revenues and expenses during the fourth quarter of 2013 represented a Ps. 16.1 billion expense, as compared to revenues for Ps. 46.6 billion during the same period of 2012. This variation was primarily due to the combined effect of a Ps. 34.6 billion decrease in the accrued amount of IEPS credit, and a Ps. 25.6 billion expense as a result of an update in the valuation method of fixed assets as of December 31, 2013, mainly located in the Integral Burgos asset.

Evolution of Operating Income (Loss) (Ps. MM)

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Financing (Cost) Result	During the fourth quarter of 2013, the financing result recorded a positive variation as compared to the same period in 2012, primarily due to a Ps. 7.2 billion reduction in interest expense and a Ps. 6.1 billion increase in interest income.

Exchange Rate Variation	During the fourth quarter of 2013, the financing result recorded a positive variation as compared to the same period in 2012, primarily due to a Ps. 7.2 billion reduction in interest expense and a Ps. 6.1 billion increase in interest income.

Taxes and Duties	During the fourth quarter of 2013, taxes and duties paid decreased by 3.8%, or Ps. 8.2 billion, primarily due to a 4.7% decrease in the price of the Mexican crude oil basket.

Evolution of Taxes and Duties (Ps. MM)	Taxes and Duties[6] (Ps. MM)

Net Income (Loss)

During the fourth quarter of 2013, PEMEX recorded a net loss of Ps. 76.5 billion. This was primarily due to:

•       a 2.4% decrease in the price of regular gasoline in the U.S. Gulf of Mexico, which directly affected PEMEX’s gasoline sale price; and

•       a Ps. 25.6 billion expense, as a result of an update in the valuation method of fixed assets as of December 31, 2013, which were located primarily in the Integral Burgos Asset.

[6]	Income tax and others during the fourth quarter of 2013 amounted to Ps. (170) million.

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Evolution of Net (Loss) Income 4Q12 vs 4Q13 (Ps. MM)

(1)	Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others.

Comprehensive Income (loss)	During the fourth quarter of 2013, other comprehensive income totaled Ps. 173.6 billion, as a result of the difference between the discount rate used for the calculation of the net cost of employee benefit at the close of fiscal year 2012 (6.90%) and the discount rate used in 2013 (8.45%).

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Income Statement from January 1 to December 31, 2013

During 2013, the decrease in international reference prices of crude oil and refined products negatively impacted sales. On the other hand, the decrease in costs was less than the decrease in revenues, due to rising costs that affected the entire industry and to certain fixed costs to which PEMEX was subject.

Sales

During 2013, revenues from sales and services decreased by 2.4%, or Ps. 38.7 billion, as compared to sales revenues recorded in 2012, primarily due to:

•        an 11.0% decrease in exports, mainly due to a 3.3% decrease in the average price of the Mexican crude oil basket from U.S.$101.86 per barrel in 2012, to U.S.$98.54 per barrel in 2013. As well as by a 5.3% decrease in the volume of crude oil exports, due to a rise in domestic processing; and

•        a 29.4% decrease in fuel oil domestic sales, primarily due to a 11.7% reduction in sales volume and a 10.9% decline in price;

The previous was partially offset by:

•        a 9.7% increase in domestic sales of gasoline, excluding the accrued amount of IEPS credit[7];

•        a 38.1% increase in domestic sales of gas, mainly due to a 58.7% rise in its price, and a 2.2% increase in sales volume; and

•        a 9.3% increase in domestic sales of diesel, mainly driven by a 12.0% increase in its price.

Cost of Sales & Operating Expenses

A 2.2% decrease in the cost of sales was recorded during 2013, as compared to the same period of 2012, primarily due to a 9.7% decline in purchases for resale, due to both, lower international reference prices and a decrease in import volumes of refined products.

This decrease was partially offset by a 12.6% increase in operating expenses, and a 30.1%, or Ps. 11.5 billion, increase in the net cost of employee benefits during the period.

In addition, distribution and transportation expenses increased by 13.9%, while administrative expenses increased by 9.7%.

During 2013, the net cost of employee benefits recorded under the cost of sales and under general expenses increased by 19.4% due to adjustments to the actuarial calculation method intended to reflect the current economic and financial environment, as well as adjustments in the seniority level of employees. During 2013, depreciation and amortization increased by 5.3%, or Ps. 7.5 billion, as compared to 2012.

Other Revenues (expenses)	The sum of other revenues and expenses during 2013 represented Ps. 64.5 billion revenue, as compared to revenues for Ps. 209.0 billion during 2012. This decrease was primarily due to the combined effect of a Ps. 119.6 billion decrease in the accrued amount of IEPS credit, and a Ps. 25.6 billion expense that resulted from an update in the valuation method of fixed assets as of December 31, 2013.

Financing (Cost) Result	During 2013, the financing result recorded a positive variation of 40.6%, primarily due to an Ps. 18.9 billion decrease in interest expense, as a result of a decrease in cost of financial derivatives.

[7]	Including the accrued amount of IEPS credit, domestic sales of gasoline decreased by 14.4%, primarily due to a 3.2% decrease in the average price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢290.89 to U.S.¢281.64.

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Exchange Rate Variation	During 2013, PEMEX recorded a foreign exchange loss of Ps. 3.9 billion, as compared to an exchange gain of Ps. 44.8 billion in 2012. In addition, the Mexican peso recorded a 0.5% depreciation against the U.S. dollar during 2013, as compared a 7.0% appreciation of the peso recorded during 2012.

Taxes and Duties	During 2013, taxes and duties paid decreased by 4.2%, or Ps. 37.6 billion, primarily due to a 3.3% decrease in the price of the Mexican crude oil basket.

Net Income (loss)

During 2013, PEMEX recorded a net loss of Ps. 169.1 billion. This was primarily due to:

•      a decline in the average price of the Mexican crude oil basket;

•      a decrease in crude oil exports;

•      a 3.2% decline in the price of regular gasoline in the U.S. Gulf of Mexico, which directly affected PEMEX’s gasoline sale price; and

•      a 2.0% decrease in sales volume of gasoline.

Comprehensive Income (loss)

During 2013, other comprehensive income totaled Ps. 253.2 billion, as compared to Ps. (376.8) billion in 2012. This increase was primarily a result of the difference between the discount rate used for the calculation of the net cost of employee benefit at the close of fiscal year 2012 (6.90%) and the discount rate used in 2013 (8.45%).

As a result, during 2013, PEMEX recorded comprehensive income of Ps. 84.1 billion (U.S.$6.4 billion), as compared to a comprehensive loss of Ps. 374.2 billion in 2012.

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PEMEX

Consolidated Balance Sheet as of December 31, 2013

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of December 31,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total assets	2,024,183	2,041,051	0.8%	16,868	156,085
Current assets	318,142	263,230	-17.3%	(54,912)	20,130
Cash and cash equivalents	119,235	80,746	-32.3%	(38,489)	6,175
Accounts, notes receivable and other	133,010	118,828	-10.7%	(14,182)	9,087
Inventories	56,848	56,914	0.1%	67	4,352
Derivative financial instruments	17,252	23,980	39.0%	6,729	1,834
Available-for-sale investments	1,658,734	1,721,926	3.8%	63,192	131,681
Investment in securities of non consolidated cos., associates and other	1,936	704	-63.6%	(1,232)	54
Property, plant and equipment	12,348	13,483	9.2%	1,135	1,031
Deferred taxes	1,936	704	-63.6%	(1,232)	54
Other assets	12,348	13,483	9.2%	1,135	1,031
Total liabilities	2,295,249	2,226,370	-3.0%	(68,879)	170,257
Current liabilities	235,804	254,637	8.0%	18,834	19,473
Short-term debt	114,241	90,504	-20.8%	(23,737)	6,921
Suppliers	61,513	102,324	66.3%	40,811	7,825
Accounts and accrued expenses payable	9,316	14,200	52.4%	4,884	1,086
Financial Instruments	6,753	6,284	-6.9%	(468)	481
Taxes and duties payable	43,981	41,325	-6.0%	(2,656)	3,160
Long-term liabilities	2,059,445	1,971,732	-4.3%	(87,713)	150,784
Long-term debt	672,618	750,734	11.6%	78,117	57,411
Employee benefits	1,288,541	1,119,208	-13.1%	(169,333)	85,589
Provision for diverse credits	63,803	69,209	8.5%	5,407	5,293
Other liabilities	6,346	7,406	16.7%	1,060	566
Deferred taxes	28,138	25,175	-10.5%	(2,963)	1,925
Total equity	(271,066)	(185,319)	-31.6%	85,747	(14,172)
Holding	(271,764)	(185,823)	-31.6%	85,942	(14,210)
Certificates of contribution “A”	49,605	114,605	131.0%	65,000	8,764
Federal Government Contributions	178,731	115,314	-35.5%	(63,417)	8,818
Legal Reserve	978	1,002	2.5%	24	77
Comprehensive accumulated results	(383,338)	(130,104)	-66.1%	253,234	(9,949)
Retained earnings (accumulated losses)	(117,740)	(286,640)	143.5%	(168,900)	(21,920)
From prior years	(120,573)	(117,740)	-2.3%	2,833	(9,004)
For the year	2,833	(168,900)	-6061.8%	(171,733)	(12,916)
Participation of non-holding entities	698	504	-27.9%	(195)	39
Total liabilities and equity	2,024,183	2,041,051	0.8%	16,868	156,085

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Working Capital

As of December 31, 2013, working capital was Ps. 8.6 billion, primarily as a result of:

•       a decrease of Ps. 54.9 billion, or 17.3%, in current assets, primarily due to a reduction in cash and cash equivalents, as well as in accounts and notes receivable; and

•       an increase of Ps. 18.8 billion, or 8.0%, in current liabilities, as a result of an increase of Ps. 40.8 billion in suppliers’ liabilities.

Working Capital (Ps. MM)

Debt	Total debt increased by 6.9%, or Ps. 54.4 billion. Short-term debt decreased by 20.8%, while long-term debt increased by 11.6%.

Debt (Ps. MM)

1)	Excludes Finance Public Works Contracts Program.
2)	Includes accrued interests, fees and charges for debt issuance, loss under par, Finance Public Works Contracts Program and amortized cost.

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Debt as of December 31, 2013 (Ps. MM)
By currency	By rate

Average Life (years)

Investment Activities

Activity 2013

During 2013, PEMEX spent Ps. 333.6 billion (U.S.$26.1 billion)[8] in investment activities, which represents 102.2% of the total investment of Ps. 326.3 billion that were programmed for the year. These investments were allocated as follows:

•      Ps. 287.8 billion to Pemex-Exploration and Production[9], Ps. 32.2 billion of which were allocated to exploration;

•      Ps. 30.1 billion to Pemex-Refining;

•      Ps. 7.0 billion to Pemex-Petrochemicals;

•      Ps. 5.4 billion to Pemex-Gas and Basic Petrochemicals; and

•      Ps. 3.3 billion to Petróleos Mexicanos Corporate.

[8]	Convenience translation has been made at the established average exchange rate for 2013, of Ps. 12.7677 = U.S.$1.00.
[9]	Includes maintenance expenditures.

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Budget 2014

PEMEX expects to invest approximately Ps. 357.5 billion (U.S.$27.7 billion) during 2014. These investments are expected to be allocated as follows:

•      Ps. 301.7 billion to Pemex-Exploration and Production[4], Ps. 33.6 billion of which were allocated to exploration;

•      Ps. 40.7 billion to Pemex-Refining;

•      Ps. 5.4 billion to Pemex-Petrochemicals;

•      Ps. 7.5 billion to Pemex-Gas and Basic Petrochemicals; and

•      Ps. 2.2 billion to Petróleos Mexicanos Corporate.

Financing Activities 2013

Capital Markets

•       On January 30, 2013, Petróleos Mexicanos issued U.S.$2.1 billion of its 3.50% Notes due in 2023; U.S.$100.0 million of these notes were allocated to the Asian market.

•       On March 22, 2013, Petróleos Mexicanos reopened Ps. 2.5 billion of its Certificados Bursátiles (publicly traded notes) due 2017, at 28 days floating TIIE (Mexican Interbank Interest Rate) plus 18 basis points.

•       On June 25, 2013, Petróleos Mexicanos reopened Ps. 2.5 billion of its Certificados Bursátiles originally issued in November 2012, due 2017 at 28 days floating rate TIIE plus 3 basis points.

•       On July 18, 2013, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S.$3.0 billion:

i)        U.S. $1.0 billion of its 3.50% Notes, at a fixed rate, due on July 18, 2018;

ii)      U.S. $1.0 billion of its 4.875% Notes, at a fixed rate, due on January 18, 2024;

iii)     U.S. $500 million of its Notes bearing interest at a floating rate 3-month LIBOR (London Interbank Offered Rate) plus 202 basis points, and maturing on July 18, 2018; and

iv)     a reopening of U.S. $500 million of its 6.50% Bonds, at a fixed rate, due on June 2, 2041.

•       On September 19, 2013, Petróleos Mexicanos issued U.S.$400 million of its 2.83% Notes at a fixed rate, due on February 15, 2024. These are structured bonds guaranteed by the U.S. Ex-Im Bank.

•       On September 19, 2013, Petróleos Mexicanos issued Ps. 5 billion of its Certificados Bursátiles due on February 28, 2019, at 28 days floating TIIE rate plus six basis points.

•       On September 26, 2013, Petróleos Mexicanos issued Ps. 10.4 billion of its Certificados Bursátiles due on September 12, 2024 at a fixed rate of 7.19%.

•       On September 30, 2013, Petróleos Mexicanos issued U.S.$750 million bearing interest at a floating rate of LIBOR (London Interbank Offered Rate) plus 43 basis points, and maturing on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

•       On October 24, 2013, Petróleos Mexicanos issued U.S.$350 million of its 2.29% Notes, at a fixed rate, due on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

•       On November 27, 2013 Petróleos Mexicanos issued €1.3 billion of its 3.125% Notes due 2020.

•       On December 11, 2013 Petróleos Mexicanos issued Ps. 9.6 billion of its Certificados Bursátiles in reopenings of previous issuances:

i)        Ps. 1.1 billion due on February 28, 2019 at 28 days floating TIIE rate plus 6 basis points.

ii)     Ps. 8.5 billion due on September 12, 2024 with a 7.19% coupon.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

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PEMEX

COPF	During 2013, Petróleos Mexicanos obtained U.S.$234.3 million through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Liquidity Management

As of December 31, 2013, Petróleos Mexicanos holds liquidity management credit lines for U.S.$2.5 billion and Ps. 10.0 billion as follows:

•     U.S.$1.25 billion due on October 2017;

•     U.S.$1.25 billion due on December 2016[10]; and

•     Ps. 10 billion due on December 2014.

As of December 31, 2013, U.S.$135 million were disbursed, as a result, 95.9% of these lines are still available to PEMEX.

Financing Activities 2014

Capital Markets

•        On January 23, 2014, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S.$4.0 billion:

i)       U.S.$500 million of its 3.125% Notes due on 2019;

ii)     a reopening of U.S.$500 million of its 4.875% Notes, due on January 18, 2024; and

iii)    U.S.$3.0 billion of its 6.375% Notes, due 2045.

•        Total demand was approximately ten times the original amount announced to be issued of U.S.$3.0 billion, representing an all-time record demand from the international markets.

•        On January 30, 2014, Petróleos Mexicanos issued Ps. 12.5 billion of its Certificados Bursátiles as follows:

i)       Ps. 3.5 billion, denominated in UDIs (Investment Units) due in 2026, at a 3.94% rate;

ii)      a reopening of Ps. 2.0 billion due on February 28, 2019 , at 28 days floating TIIE rate plus six basis points; and

iii)     a reopening of Ps. 7.5 billion due on September 12, 2024, at a 7.19% rate.

[10]	On December 11, 2013, Petróleos Mexicanos entered into a 3-year syndicated revolving credit facility for U.S.$1.25 billion, priced at LIBOR plus 80 basis points. This credit facility replaced the facility that expired in November 2013.

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PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of December 31,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income (loss)	2,600	(169,092)	-6602.4%	(171,693)	(12,931)
Items related to investing activities	153,183	192,300	25.5%	39,117	14,706
Depreciation and amortization	140,538	148,147	5.4%	7,609	11,329
Impairment of properties, plant and equipment	—	25,609	0.0%	25,609	1,958
Unsuccessful wells	13,842	12,498	-9.7%	(1,345)	956
Retirement of property, plant and equipment	734	14,699	1903.9%	13,965	1,124
Profit (loss) from sale of fixed asset	—	(768)	0.0%	(768)	(59)
Realized profit (loss) net by investments available for sale	—	(279)	0.0%	(279)	(21)
Profit sharing in non-consolidated subsidiaries and affiliates	(4,798)	(1,451)	69.8%	3,347	(111)
Dividends received	(686)	(914)	-33.3%	(228)	(70)
Effects of net present value of reserve for well abandonment	3,553	(5,240)	-247.5%	(8,793)	(401)
Activities related to financing activities	6,737	40,726	504.5%	33,989	3,114
Amortization of primes, discounts, profits and debt issuance expenses	1,560	(1,891)	-221.2%	(3,451)	(145)
Interest expense (income)	45,739	39,304	-14.1%	(6,435)	3,006
Unrealized loss (gain) from foreign exchange fluctuations	(40,562)	3,313	108.2%	43,875	253
Subtotal	162,521	63,934	-60.7%	(98,587)	4,889
Funds provided by (used in) operating activities	50,809	131,300	158.4%	80,490	10,041
Financial instruments for negotiation	1,919	1,840	-4.1%	(79)	141
Accounts and notes receivable	22,598	14,182	-37.2%	(8,416)	1,085
Inventories	(11,829)	(67)	99.4%	11,762	(5)
Other assets	(7,679)	(12,194)	-58.8%	(4,515)	(933)
Accounts payable and accrued expenses	(2,579)	4,884	289.4%	7,463	373
Taxes paid	(21,790)	(2,656)	87.8%	19,133	(203)
Suppliers	8,200	40,811	397.7%	32,611	3,121
Provision for diverse credits	1,245	8,188	557.5%	6,943	626
Employees benefits	61,583	78,043	26.7%	16,460	5,968
Deferred taxes	(860)	(1,731)	-101.3%	(871)	(132)
Net cash flow from operating activities	213,330	195,233	-8.5%	(18,097)	14,930
Investing activities
Acquisition of property, plant and equipment	(197,509)	(242,375)	-22.7%	(44,866)	(18,535)
Exploration expenses	(1,828)	(1,439)	21.3%	389	(110)
Restricted cash - Fund for specific purposes	—	985	0.0%	985	75
Investment in securities	—	(6,263)	0.0%	(6,263)	(479)
Sale of investments available for sale	—	2,870	0.0%	2,870	219
Net cash flow from investing activities	(199,337)	(246,222)	-23.5%	(46,885)	(18,829)
Cash needs related to financing activities	13,993	(50,988)	-464.4%	(64,981)	(3,899)
Financing activities
Equity increase (decrease) due to the Federal Government	—	66,583	0.0%	66,583	5,092
Retirement of contributions given by the Federal Government	—	(65,000)	0.0%	(65,000)	(4,971)
Loans obtained from financial institutions	377,896	236,946	-37.3%	(140,950)	18,120
Amortization of loans	(341,864)	(191,144)	44.1%	150,720	(14,617)
Interest paid	(46,589)	(37,132)	20.3%	9,457	(2,840)
Net cash flow from financing activities	(10,557)	10,253	197.1%	20,809	784
Net Increase (decrease) in cash and cash equivalents	3,436	(40,736)	-1285.4%	(44,172)	(3,115)
Effect of change in cash value	822	2,246	173.3%	1,424	172
Cash and cash equiv. at the beginning of the period	114,977	119,235	3.7%	4,258	9,118
Cash and cash equivalents at the end of the period	119,235	80,746	-32.3%	(38,489)	6,175

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PEMEX

Other Relevant Information

Union Labor Contract Agreement	On July 29, 2013, Petróleos Mexicanos and the Petroleum Workers’ Union signed the Union Labor Contract Agreement for 2013-2015. The agreement reaffirms PEMEX’s commitment to improve working conditions and to increase productivity, and considers increases of 3.99% and 1.98% in wages and benefits, respectively.

Repsol - YPF Agreement	On February 25, 2014, Repsol’s Board of Directors approved an agreement with the Government of Argentina where, the latter, agrees to compensate with U.S.$5.0 billion the expropriation of 51% of YPF’s shares. In addition, Repsol’s Board of Directors approved to submit to the General Shareholders Meeting the ratification of the agreement.

Energy Reform

In July and August 2013, separate energy reform bills were submitted to the Mexican Congress by President Enrique Peña Nieto, by the Partido Acción Nacional (National Action Party, or PAN) and by the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD).

Both the bill submitted by President Peña Nieto and the bill submitted by the PAN proposed certain amendments to the Political Constitution of the United Mexican States. The bill submitted by the PRD contemplates amendments to certain laws and regulations but did not propose amending the Political Constitution of Mexico.

On December 12, 2013, the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Political Constitution of the United Mexican States, which were subsequently approved by a majority of Mexico’s state legislatures and by President Enrique Peña Nieto.

On December 20, 2013, these amendments were published in the Official Gazette of the Federation as the Decree that Amends and Supplements Various Provisions of the Political Constitution of the United Mexican States relating to energy matters (the “Energy Reform Decree”). These amendments became effective on December 21, 2013.

The Energy Reform Decree includes transitional articles that set forth the general framework for secondary legislation; within 120 days of the Energy Reform Decree taking effect, the Mexican Congress shall enact laws and regulations to implement the constitutional amendments.

The main points of the Energy Reform Decree are as follows:

•     Ownership of hydrocarbons:

•       Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•     Private Sector Participation:

•       The Mexican Government will carry out exploration and extraction of hydrocarbons in Mexico through assignments to “productive state-owned companies” or through agreements with such productive state-owned companies or with private sector companies. As part of the secondary legislation to be adopted, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and production activities, which may include the creation of licenses, service contracts, profit-sharing contracts and production-sharing contracts.

•     Productive state-owned company:

•       On December 21, 2015, Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company pursuant to the applicable secondary legislation to be issued.

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PEMEX

•      Petróleos Mexicanos’ corporate purpose will be to create economic value while adhering to principles of equity as well as social and environmental responsibility, and it will be granted technical, managerial and budgetary autonomy, subject to certain controls.

•      Petróleos Mexicanos’ Board of Directors will be composed of five independent members and five members of the Federal Government, including the Ministry of Energy who will preside over it.

•      During the two-year transition period, Petróleos Mexicanos will be entitled to be awarded the allocations and agreements.

•    Request for assignments:

•      On March 21, 2014, Petróleos Mexicanos shall request that the Ministry of Energy assign to it certain exploration and production areas based on certain criteria, including, but not limited to its financial and operational capabilities.

•      The Ministry of Energy, with the technical assistance of the National Hydrocarbons Commission, shall issue a corresponding decision within 180 days after the date on which Petróleos Mexicanos submitted its request.

•      Areas that were either not requested by Petróleos Mexicanos, or would not be assigned to it, will be subject to a bidding process open to participation by third parties.

•    Mexican Government pipeline system:

•      The National Center of Natural Gas Control, a decentralized public entity of the Mexican Government, will be created to own and operate the national gas pipeline system and storage infrastructure. Pursuant to the applicable secondary legislation, Petróleos Mexicanos and its subsidiary entities will transfer and assign to the National Center of Natural Gas Control the assets necessary for it to manage this system and infrastructure.

•    Regulatory oversight and authority:

•      The Ministry of Energy will be granted the authority to design issue permits for oil treatment; refining; natural gas processing; petrochemicals production; and transport, storage and distribution of hydrocarbons and petroleum products. In addition, the Ministry of Energy will define exploration and exploitation areas; as well as the type of contract awarded (services, profit sharing, production sharing and licenses, or a combination of the previous). It will also define the technical design of each contract.

•      The Ministry of Finance will define the economic and fiscal terms of each contract.

•      The National Hydrocarbons Commission will carry out public tenders according to the terms established by the Ministry of Energy and the Ministry of Finance.

•      The Energy Regulatory Commission will regulate and grant storage, transport and pipeline distribution permits.

•      The Agency of Industrial Safety and Environmental Protection in the Hydrocarbons Sector, which will be created, will regulate and supervise operational safety and environmental protection on the hydrocarbons sector.

•    Mexican Petroleum Fund:

•      The Mexican Petroleum Fund, which will be created, will manage and distribute income from assignments and contracts, such as duties and royalties, but not taxes.

Fiscal Regime	PEMEX’s fiscal regime will remain unmodified during 2014.

Exports of Olmeca and Istmo Crude	In order to diversify and strengthen the presence of Mexican crude oil in the international market, PEMEX will begin exporting Olmeca crude oil to Europe and Istmo crude oil to the west coast of the United States and to the Middle East in 2014. The shipments will be distributed from PEMEX’s Salina Cruz seaport in Oaxaca.

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PEMEX

Agreements

During 2013, several agreements and memorandums of understanding were signed with different development and export banks, as well as with several oil and gas companies. For more information on the agreements signed during the year, please refer to prior Unaudited Financial Results Reports for 2013, which are available at:

http://www.ri.pemex.com/index.cfm?action=content&sectionID=19&catID=12168.

On January 15, 2014, Petróleos Mexicanos signed a technology-transfer agreement with the following shipbuilders: Barreras (Spain), Talleres Navales del Golfo (Veracruz), Servicios Navales Industriales (Sinaloa), Servicios Portuarios (Baja California) y Fundiciones Rice (Sinaloa). The purpose of the agreement is to share experiences in order to development the capabilities of Mexico’s shipbuilders and the related industry.

On January 24, 2014, Petróleos Mexicanos signed a cooperation agreement with the Russian oil and gas company Lukoil to cooperate on matters related to exploration and production activities.

Centralized Procurement Division

On January 17, 2014, Petróleos Mexicanos’ Board of Directors approved the creation of a Centralized Procurement Division (“Division”), which will centralize the purchases of goods, services and operating leases and public works for PEMEX. The Division is expected to improve the purchasing power of the company, thereby generating savings and developing standardized, streamlined, timely and more transparent processes.

Mr. Arturo Henriquez Autrey, the current President of Pemex Procurement International (“PPI”) will lead the new Division, which will be staffed with current PEMEX personnel, meaning that there will be no increase in the workforce.

Industrial Safety

During the fourth quarter of 2013, the accumulated frequency index for PEMEX personnel amounted to 0.37, which represented a 34.2% decrease as compared to the same period of 2012, and is 21% lower than the Oil & Gas Producers registered standard of 0.474. As a result, the accumulated serious-injuries index decreased 24% as compared to the fourth quarter of 2012.

As of December 31, 2013, the accumulated frequency index decreased 5.7% as compared to 2012, as a result of the implementation and continuity of safety campaigns such as Fall Prevention, Hand, Maneuver and Lifting Safety.

LPG Subsidy

In recent years, price control mechanisms for liquefied petroleum gas (“LPG”) have been implemented through governmental decrees which are published in the Official Gazette of the Federation. This mechanism fixes maximum first-hand sales prices and end-users prices.

On January 1, 2013, a decree set the national weighted average price for the public sale of LPG at Ps. 10.25 per kilogram for January 2013. Since then, twelve decrees have been published, one for each month of the year, establishing monthly increases in the public sale prices. As a result, from January through October, LPG prices increased by Ps. 0.07 cents per kilogram each month and subsequently increased by Ps. 0.09 cents per kilogram for each of the months of November and December.

The LPG subsidy represented an economic impact for PEMEX of Ps. 4.769 billion during 2013.

Director General of Pemex-Exploration and Production	On February 7, 2014, Mr. Carlos Morales Gil submitted his resignation as Director General PEP. Mr. Gustavo Hernández García, formerly Deputy Director of Planning of PEP, will replace Mr. Morales Gil as Acting Director General of PEP.

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PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone:              (52 55) 1944 9700

Voice mail:               (52 55) 1944 2500 ext. 59412

Síguenos en @PEMEX_RI

Rolando Galindo Galvez	Celina Torres Uribe	David Ocañas Jasso
rolando.galindo@pemex.com	celina.torres@pemex.com	relacion.con.inversionistas@pemex.com

Ana Lourdes Benavides Escobar	Mariana López Martínez	Alejandro López Mendoza
ana.lourdes.benavides@pemex.com	mariana.lopezm@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) on April 30, 2013. EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 35 of the annexes to this report.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at December 31, 2013, of Ps. 13.0765 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2012, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (CNBV) and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

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Annex

PEMEX

Main Statistics of Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Upstream
Total hydrocarbons (Mboed)	3,703	3,668	-0.9%	(35)	3,697	3,653	-1.2%	(45)
Liquid hydrocarbons (Mbd)	2,594	2,566	-1.1%	(28)	2,588	2,564	-1.0%	(25)
Crude oil (Mbd)	2,561	2,523	-1.5%	(37)	2,548	2,522	-1.0%	(26)
Condensates (Mbd)	33	43	29.7%	10	41	42	2.6%	1
Natural gas (MMcfd)(1)	6,363	6,416	0.8%	52	6,385	6,370	-0.2%	(14)
Downstream
Dry gas from plants (MMcfd)(2)	3,494	3,660	4.8%	166	3,628	3,693	1.8%	65
Natural gas liquids (Mbd)	333	364	9.5%	31	365	362	-1.0%	(4)
Petroleum products (Mbd)(3)	1,305	1,337	2.5%	32	1,337	1,386	3.7%	49
Petrochemical products (Mt)	1,138	1,291	13.5%	154	3,712	4,160	12.1%	448

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX

Crude Oil Production by Type

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Crude Oil (Mbd)	2,561	2,523	-1.5%	(37)	2,548	2,522	-1.0%	(26)
Heavy	1,381	1,348	-2.4%	(33)	1,385	1,365	-1.4%	(20)
Light	848	864	2.0%	17	834	847	1.6%	13
Extra-light	332	311	-6.4%	(21)	329	310	-5.7%	(19)
Offshore Crude Oil / Total	74.0%	75.4%			74.4%	75.2%

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PEMEX

PEMEX

Crude Oil Production by Asset

	2009	2010		2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
						(Mbd)
Total	2,601	2,577	2,573	2,560	2,528	2,550	2,540	2,545	2,546	2,561	2,544	2,516	2,506	2,523
Northeastern Marine Region	1,493	1,397	1,365	1,357	1,324	1,325	1,305	1,314	1,313	1,304	1,305	1,314	1,302	1,294
Cantarell	685	558	523	517	495	469	455	453	460	449	446	445	443	426
Ku-Maloob-Zaap	808	839	842	841	830	856	850	861	854	855	859	869	859	868
Southwestern Marine Region	518	544	556	555	554	577	583	582	586	591	586	581	595	608
Abkatún-Pol Chuc	305	296	295	277	265	269	264	258	269	275	281	288	299	306
Litoral de Tabasco	212	248	261	278	290	308	319	324	317	317	305	293	296	303
Southern Region	498	532	542	534	529	518	517	505	499	512	498	474	468	484
Cinco Presidentes	57	72	80	81	84	89	93	94	97	100	96	91	92	94
Bellota-Jujo	172	160	152	148	139	134	132	130	129	131	132	132	133	139
Macuspana-Muspac(1)	69	82	82	81	82	79	76	74	76	80	81	80	80	83
Samaria-Luna	200	218	228	223	224	216	216	207	196	201	190	170	163	168
Northern Region	93	104	110	114	121	130	136	143	148	154	155	146	142	137
Burgos	NA	1	1	2	3	4	4	5	5	6	7	7	8	9
Poza Rica-Altamira	59	57	59	60	60	61	65	68	69	69	66	63	60	58
Aceite Terciario del Golfo(2)	30	41	46	49	54	62	64	67	69	74	74	67	63	60
Veracruz	5	5	4	3	3	3	3	3	4	5	8	9	10	10

(1)	The Macuspana-M uspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Natural Gas Production and Gas Flaring

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Total (MMcfd)(1)	5,664	5,754	1.6%	91	5,676	5,679	0.0%	3
Associated	3,866	4,115	6.5%	249	3,766	3,916	4.0%	150
Non-associated	1,798	1,639	-8.8%	(159)	1,910	1,763	-7.7%	(147)
Natural gas flaring (MMcfd)	162	180	11.3%	18	127	124	-2.5%	(3)
Gas flaring / total	2.9%	3.1%			2.2%	2.2%

(1)	Does not include nitrogen.

PEMEX Results Report as of December 31, 2013	2 / 21

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PEMEX

PEMEX

Natural Gas Production by Asset

	2009	2010	2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
					(MMcfd)
Total (1)	7,031	7,020	6,820	6,704	6,501	6,357	6,380	6,418	6,378	6,363	6,463	6,275	6,328	6,416
Northeastern Marine Region	1,782	1,584	1,507	1,503	1,357	1,258	1,295	1,339	1,354	1,346	1,356	1,386	1,425	1,480
Cantarell	1,455	1,252	1,171	1,167	1,031	933	978	1,004	1,018	1,017	1,014	1,007	1,006	1,001
Ku-Maloob-Zaap	327	332	336	336	326	325	317	335	336	330	342	379	418	479
Southwestern Marine Region	1,112	1,172	1,234	1,220	1,199	1,181	1,210	1,223	1,263	1,341	1,308	1,289	1,313	1,397
Abkatún-Pol Chuc	580	594	617	576	534	510	494	503	543	555	560	571	580	606
Litoral Tabasco	531	578	616	644	665	671	716	720	720	786	748	718	733	790
Southern Region	1,600	1,765	1,728	1,697	1,674	1,672	1,661	1,660	1,664	1,625	1,596	1,516	1,562	1,608
Cinco Presidentes	69	105	117	117	118	116	117	115	115	119	120	126	134	137
Bellota-Jujo	261	306	303	293	268	289	293	302	302	293	309	308	326	334
Macuspana-Muspac(2)	591	580	569	578	577	561	550	540	545	537	528	509	497	526
Samaria-Luna	679	774	739	709	711	705	702	703	703	676	639	572	604	611
Northern Region	2,537	2,500	2,351	2,284	2,271	2,246	2,214	2,196	2,097	2,051	2,203	2,083	2,029	1,931
Burgos	1,515	1,478	1,368	1,328	1,344	1,337	1,313	1,314	1,243	1,208	1,377	1,309	1,264	1,199
Poza Rica-Altamira	133	117	114	115	117	115	118	123	119	119	112	107	117	114
Aceite Terciario del Golfo(3)	79	85	99	111	111	126	142	154	151	149	168	171	168	161
Veracruz	810	819	769	731	700	668	641	606	584	574	546	496	480	457
Nitrogen	496	683	653	767	663	640	639	743	752	700	694	717	693	661
Southern Region	—	106	105	91	88	100	106	111	109	102	85	84	99	84
Bellota-Jujo	—	47	37	31	26	36	34	36	36	33	24	20	28	21
Samaria-Luna	—	59	68	60	62	64	72	75	73	69	62	64	71	62
Northeastern Marine Region	496	577	548	675	575	540	533	632	643	598	609	632	594	577
Cantarell	496	577	548	675	575	540	533	632	643	598	609	632	594	577

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(3)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Seismic Information

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
2D (km)	1,226	1,134	-7.6%	(93)	3,505	3,646	4.0%	141
3D (km2)	6,791	2,371	-65.1%	(4,419)	26,533	15,063	-43.2%	(11,470)

PEMEX Results Report as of December 31, 2013	3 / 21

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PEMEX

PEMEX

Operating Offshore Platforms and Wells

	As of December 31,
	2012	2013	Change
Offshore platforms	232	254	9.5%	22
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	153	172	12.4%	19
Production	25	25	0.0%	—
Telecommunications	6	6	—	—
Treatment and pumping	1	1	—	—
Housing	21	24	14.3%	3

PEMEX

Wells Drilled and Operating

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Wells Drilled	344	187	-45.6%	(157)	1,238	823	-33.5%	(415)
Development	329	169	-48.6%	(160)	1,201	785	-34.6%	(416)
Exploration	15	18	20.0%	3	37	38	2.7%	1
Operating Wells	9,696	9,716	0.2%	20	9,439	9,836	4.2%	397
Crude oil	6,437	6,435	0.0%	(2)	6,069	6,509	7.2%	439
Non-Associated Gas	3,259	3,281	0.7%	22	3,369	3,327	-1.3%	(42)

PEMEX Results Report as of December 31, 2013	4 / 21

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PEMEX

PEMEX

Average Operating Drilling Rigs

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Total	158	163	1.9%	3	173	161	-7.0%	-12
Exploration	15	21	21.1%	4	17	21	22.3%	4
Development	143	142	-0.7%	(1)	156	140	-10.3%	-16

PEMEX

Crude Oil Processing

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Total processed (Mbd)	1,185	1,159	-2.1%	(25)	1,199	1,222	1.9%	23
Light Crude	721	674	-6.5%	(46)	698	730	4.5%	32
Heavy Crude	464	485	4.6%	21	501	492	-1.7%	(9)
Light Crude / Total Processed	60.8%	58.2%		(2.7)	58.2%	59.7%		1.5
Heavy Crude / Total Processed	39.2%	41.8%		2.7	41.8%	40.3%		(1.5)
Use of primary distillation capacity	70.8%	69.7%		(1.10)	71.6%	73.1%		0.02

PEMEX Results Report as of December 31, 2013	5 / 21

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PEMEX

PEMEX

Petroleum Products Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Total production (Mbd)	1,305	1,337	2.5%	32	1,337	1,386	3.7%	49
Automotive gasolines	415	425	2.5%	10	418	437	4.6%	19
Fuel oil	257	237	-7.8%	(20)	273	269	-1.7%	(5)
Diesel	295	306	3.8%	11	300	313	4.6%	14
LPG	193	203	5.3%	10	204	206	1.0%	2
Jet Fuel	57	63	9.9%	6	57	61	7.4%	4
Other(1)	89	103	16.3%	14	85	100	17.0%	14

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines. Note: As of December 31, 2013 PEMEX had 10,416 service stations.

PEMEX

Natural Gas Processing and Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Natural Gas Processing (MMcfd)	4,134	4,409	6.6%	275	4,382	4,404	0.5%	22
Sour Wet Gas	3,284	3,411	3.9%	127	3,395	3,330	-1.9%	(65)
Sweet Wet Gas	850	998	17.4%	148	987	1,074	8.8%	87
Condensates Processing (Mbd)	38	48	25.8%	10	46	46	1.3%	1
Production
Dry gas from plants (MMcfd)	3,494	3,660	4.8%	166	3,628	3,693	1.8%	65
Natural gas liquids (Mbd)	333	364	9.5%	31	365	362	-1.0%	(4)

PEMEX Results Report as of December 31, 2013	6 / 21

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PEMEX

PEMEX

Production of Petrochemicals

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Total production	1,138	1,291	13.5%	154	4,850	5,455	12.5%	606
Basic (Mt)	119	113	-4.4%	(5)	496	479	-3.5%	(17)
Heptane	0.492	1	87.0%	0	0	4	638.1%	3
Hexane	1.41972	3.14149	121.3%	1.72177	2	15	574.7%	13
Pentanes	1.9	3.6	86.1%	2	4	15	274.6%	11
Carbon black	110	100	-9.1%	(10)	467	419	-10.1%	(47)
Butane	5	6	20.2%	1	23	26	14.9%	3
Secondary (Mt)	1,019	1,178	15.6%	159	4,353	4,976	14.3%	623
Methane Derivatives	323	309	-4.5%	(14)	1,366	1,348	-1.3%	-18
Ammonia	232	204	-11.9%	(28)	922	902	-2.1%	(20)
Carbon dioxide	58	62	6.5%	4	293	290	-1.3%	(4)
Methanol	33	42	28.7%	9	151	157	3.5%	5
Ethane Derivatives	253	258	1.7%	4	1,284	1,148	-10.6%	(136)
Vinyl chloride	17	—	—	(17)	185	108	-41.6%	(77)
Dichloroethane	0.02	—	—	(0.02)	0.09	0.06	-26.3%	(0.02)
Ethylene	18	7	-61.7%	(10.8)	55	10	-81.5%	(45)
Ethylene glycol	34	36	3.4%	1	162	168	3.8%	6
Impure glycol	0.2	0.9	367.2%	0.7	1	3	183.3%	2.1
Pure monoethylene glycol	1	3	178.8%	1.8	9	10	13.5%	1.16
Ethylene oxide	39	61	54.4%	21	228	244	7.4%	17
High density polyethylene	27	45	63.3%	17	174	166	-4.1%	(7)
Low density polyethylene	64	60	-6.1%	(4)	259	257	-0.9%	(2)
Linear low density polyethylene	53	47	-11.4%	(6.0)	212	181	-14.5%	(31)
Aromatics and Derivatives	75	140	87.7%	66	102	544	434.1%	442
Aromine 100	—	1.7	—	1.7	1	4	684.3%	4
Benzene	—	0.24	—	0.2	1	7	391.1%	5
Styrene	21	33	57.7%	12	29	81	177.5%	52
Fluxoil	0.6	1	8.1%	0.1	1	2	148.6%	1
High octane hydrocarbon	18	65	271.6%	48	24	298	1133.8%	274
Toluene	15	19	25.1%	4	20	68	244.8%	48
Xylenes	20	20	-0.5%	(0)	26	84	221.3%	58
Propylene and Derivatives	111	130	17.2%	19	468	445	-5.0%	(23)
Hydrocyanic acid	0.4	0.6	52.6%	0.2	3	3	3.0%	0.1
Acrylonitrile	5	6	24.5%	1	32	35	0.0%	3
Propylene	105	123	16.8%	18	433	406	-6.2%	(27)
Other	257	341	32.8%	84	1,134	1,492	31.6%	358

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Results Report as of December 31, 2013	7 / 21

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PEMEX

PEMEX

Industrial Safety and Environmental Protection

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.57	0.37	-34.2%	(0.19)	0.61	0.57	-5.7%	(0.03)
Severity Index (Total days lost by MMmh risk exposure)	41	31	-24.3%	(10)	32	32	-0.2%	(0)
Sulfur Oxide Emissions (Mt)	126	146	15.8%	20	409	475	16.1%	66
Reused Water / Use	0.19	0.17	-13.2%	(0.03)	0.18	0.16	-10.4%	(0.02)

Note: MMmh stands for millon man-hours.

PEMEX

Volume of Domestic Sales

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Dry natural gas (MMcfd)	3,385	3,274	-3.3%	(111)	3,388	3,463	2.2%	76
Petroleum products (Mbd)	1,926	1,756	-8.9%	(171)	1,842	1,785	-3.1%	(56)
Automotive gasolines	816	800	-2.0%	(17)	803	787	-2.0%	(16)
Fuel oil	261	122	-53.3%	(139)	214	189	-11.7%	(25)
Diesel	411	389	-5.2%	(21.3)	401	392	-2.2%	(9)
LPG	302	302	0.1%	0	286	283	-0.9%	(3)
Jet fuel	60	62	4.1%	2	59	62	4.9%	3
Other	77	81	4.8%	4	79	72	-8.1%	(6)
Petrochemical products (Mt)	969	944	-2.6%	(25)	4,176	3,938	-5.7%	(238)

PEMEX Results Report as of December 31, 2013	8 / 21

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PEMEX

PEMEX

Volume of Exports(1)

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Crude oil (Mbd)	1,304	1,234	-5.4%	(70)	1,256	1,189	-5.3%	(67)
Maya(2)	1,015	1,010	-0.5%	(5)	962	987	2.6%	25
Istmo	108	145	34.9%	38	99	103	3.3%	3
Olmeca	182	79	-56.4%	(103)	194	99	-49.1%	(95)
Dry natural gas (MMcfd)(3)	1	5	520.9%	4.3	1	3	233.7%	2
Petroleum products (Mbd)	140	173	23.5%	33	166	178	7.6%	13
Fuel oil	58	95	62.6%	36	73	83	13.2%	10
LPG	0.1	—	-100.0%	(0.1)	0.1	0.1	-13.5%	(0.02)
Jet fuel	—	2	—	2	—	1.2		1
Naftas	70	65	-6.5%	(5)	77	72	-6.5%	(5)
Other	12	11	-9.7%	(1)	16	23	42.5%	7
Petrochemical products (Mt)	147	129	-12.1%	(18)	644	605	-6.0%	(38)

(1)	Transactions conducted by P.M.I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX

Volume of Imports(1)

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Dry natural gas (MMcfd)(2)	1,161	1,199	3.2%	38	1,089	1,290	18.4%	200
Petroleum products (Mbd)	654	521	-20.4%	(133)	571	516	-9.6%	(55)
Automotive gasolines	417	377	-9.6%	(40)	387	353	-8.9%	(35)
Fuel oil	55	9	-84.6%	(47)	41	34	-17.7%	(7)
Diesel	170	112	-33.9%	(57)	133	108	-19.0%	(25)
LPG	—	—	—	0	2	—	-100.0%	(2)
Jet fuel	4	5	21.7%	1	3.3	3.2	-0.9%	(0.0)
Naftas	8	18	133.2%	10	3	18	432.0%	14
Other	0.4	0.4	7.6%	0.03	0.48	0.47	-1.5%	(0.01)
Petrochemical products (Mt)	99	60	-39.6%	(39)	445	288	-35.3%	(157)

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Results Report as of December 31, 2013	9 / 21

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PEMEX

PEMEX

Average Exchange Rates and Reference Data

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2012	2013	Change		2012	2013	Change
Mexican crude oil basket (U.S.$/b)	96.36	91.84	-4.7%	(4.52)	101.86	98.54	-3.3%	(3.32)
Regular gasoline in the USCGM (U.S.¢/gal)	280.12	273.40	-2.4%	(6.72)	290.89	281.64	-3.2%	(9.25)
LPG price by Decree (Ps./t)	8,095	10,081	24.5%	1986	7,386	8,762	18.6%	1376
International reference LPG (Ps./t)	8,319	8,531	2.5%	212	9,767	8,217	-15.9%	(1550)
Natural gas (Henry Hub)(U.S.$/MMBtu)	2.27	4.02	77.0%	1.75	2.36	3.75	58.7%	1.39

	Year ended Dec. 31,
	2012	2013	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	13.0101	13.0765	-0.5%	(0.07)

PEMEX

Consolidated Income Statement

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	420,603	409,492	-2.6%	(11,111)	31,315	1,646,912	1,608,202	-2.4%	(38,710)	122,984
Domestic sales	235,463	231,610	-1.6%	(3,853)	17,712	867,037	910,188	5.0%	43,151	69,605
Exports	183,316	174,957	-4.6%	(8,359)	13,380	772,699	687,675	-11.0%	(85,024)	52,589
Services income	1,823	2,925	60.4%	1,102	224	7,176	10,339	44.1%	3,163	791
Cost of sales	230,758	223,612	-3.1%	(7,146)	17,100	832,491	814,004	-2.2%	(18,486)	62,249
Gross income	189,845	185,880	-2.1%	(3,965)	14,215	814,422	794,198	-2.5%	(20,223)	60,735
Other revenues (expenses)	46,607	(16,125)	-134.6%	(62,732)	(1,233)	209,019	64,536	-69.1%	(144,483)	4,935
IEPS accrued	49,746	15,142	-69.6%	(34,604)	1,158	214,102	94,466	-55.9%	(119,636)	7,224
Other	(3,138)	(31,267)	-896.3%	(28,129)	(2,391)	(5,084)	(29,930)	-488.8%	(24,847)	(2,289)
Transportation and distribution expenses	8,253	8,717	5.6%	464	667	28,488	32,448	13.9%	3,960	2,481
Administrative expenses	26,004	24,203	-6.9%	(1,801)	1,851	89,613	98,310	9.7%	8,697	7,518
Operating income (loss)	202,195	136,835	-32.3%	(65,360)	10,464	905,339	727,976	-19.6%	(177,363)	55,671
Financing income (cost)	(16,443)	(4,238)	74.2%	12,205	(324)	(49,736)	(29,539)	40.6%	20,197	(2,259)
Foreign exchange profit (loss)	(2,599)	(4,251)	-63.5%	(1,652)	(325)	44,846	(3,948)	-108.8%	(48,794)	(302)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	2,734	1,605	-41.3%	(1,128)	123	4,798	1,451	-69.8%	(3,347)	111
Income before taxes and duties	185,886	129,950	-30.1%	(55,935)	9,938	905,246	695,939	-23.1%	(209,307)	53,221
Taxes and duties	214,646	206,458	-3.8%	(8,188)	15,788	902,646	865,032	-4.2%	(37,614)	66,152
Duties over hydrocarbon extraction and other	212,118	204,815	-3.4%	(7,303)	15,663	898,065	856,979	-4.6%	(41,086)	65,536
Oil income tax	1,113	1,813	62.8%	700	139	2,442	3,686	50.9%	1,244	282
Income tax and other	1,415	(170)	-112.0%	(1,585)	(13)	2,139	4,367	104.2%	2,228	334
Net income (loss)	(28,761)	(76,508)	-166.0%	(47,747)	(5,851)	2,601	(169,093)	-6602.2%	(171,693)	(12,931)
Other comprehensive results	(363,896)	250,075	168.7%	613,971	19,124	(376,775)	253,232	167.2%	630,008	19,365
Financial assets available for sale	(1,560)	(239)	84.7%	1,321	(18)	(10,126)	3,098	130.6%	13,224	237
Actuarial losses due employee benefits	(364,879)	247,376	167.8%	612,255	18,918	(364,879)	247,376	167.8%	612,255	18,918
Conversion effect	2,543	2,938	15.5%	395	225	(1,771)	2,758	255.8%	4,528	211
Additional concept	—	—	—	—	—	—	—	—	—	—
Comprehensive income (loss)	(392,656)	173,567	144.2%	566,223	13,273	(374,175)	84,140	122.5%	458,315	6,434

PEMEX Results Report as of December 31, 2013	10 / 21

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PEMEX

PEMEX

Financial Ratios

	Fourth quarter (Oct.-Dec.)			Year ended Dec. 31,
	2012	2013	Change	2012	2013	Change
Cost of sales / Total revenues (including negative IEPS credit)	49.1%	52.7%	3.6	44.7%	47.8%	3.1
D&A / Operating costs & expenses	13.4%	14.1%	0.68	14.8%	15.7%	0.9
Operating income / Total revenues (including negative IEPS credit)	43.0%	32.2%	(10.8)	48.6%	42.8%	(5.9)
Taxes and duties / Total revenues (including negative IEPS credit)	45.6%	48.6%	3.0	48.5%	50.8%	2.3
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense	(14.4)	(17.4)	(3.1)	(24.9)	(25.1)	(0.1)

PEMEX

Sales and Services Revenues

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	420,603	409,492	-2.6%	(11,111)	31,315	1,646,912	1,608,202	-2.4%	(38,710)	122,984
Domestic sales (including negative IEPS recovery)	285,209	246,752	-13.5%	(38,457)	18,870	1,081,139	1,004,654	-7.1%	(76,486)	76,829
Domestic sales	235,463	231,610	-1.6%	(3,853)	17,712	867,037	910,188	5.0%	43,151	69,605
Dry gas	14,904	17,969	20.6%	3,066	1,374	51,250	70,776	38.1%	19,527	5,412
Petroleum products (including negative IEPS recovery)	263,709	222,818	-15.5%	(40,890)	17,040	1,002,129	907,353	-9.5%	(94,777)	69,388
Petroleum products	213,963	207,676	-2.9%	(6,287)	15,882	788,027	812,887	3.2%	24,860	62,164
IEPS	49,746	15,142	-69.6%	(34,604)	1,158	214,102	94,466	-55.9%	(119,636)	7,224
Gasolines	98,040	107,809	10.0%	9,769	8,244	368,667	404,410	9.7%	35,743	30,926
Fuel oil	32,053	11,046	-65.5%	(21,008)	845	103,190	72,885	-29.4%	(30,305)	5,574
Diesel	51,924	55,168	6.2%	3,244	4,219	193,708	211,723	9.3%	18,015	16,191
LPG	17,743	19,779	11.5%	2,037	1,513	64,424	71,148	10.4%	6,724	5,441
Jet fuel	8,948	8,953	0.1%	5	685	36,327	35,396	-2.6%	(931)	2,707
Other	5,256	4,922	-6.3%	(333)	376	21,712	17,325	-20.2%	(4,387)	1,325
Petrochemical products	6,597	5,965	-9.6%	(632)	456	27,760	26,525	-4.5%	(1,235)	2,028
Exports	183,316	174,957	-4.6%	(8,359)	13,380	772,699	687,675	-11.0%	(85,024)	52,589
Crude oil and condensates	150,915	136,171	-9.8%	(14,744)	10,413	618,105	548,411	-11.3%	(69,694)	41,939
Dry gas	3	17	518.5%	14	1	8	44	464.9%	36	3
Petroleum products	13,231	20,201	52.7%	6,970	1,545	63,693	71,114	11.7%	7,422	5,438
Petrochemical products	584	416	-28.8%	(168)	32	3,061	1,588	-48.1%	(1,473)	121
Other	18,584	18,153	-2.3%	(431)	1,388	87,833	66,519	-24.3%	(21,314)	5,087
Services revenues	1,823	2,925	60.4%	1,102	224	7,176	10,339	44.1%	3,163	791

PEMEX Results Report as of December 31, 2013	11 / 21

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PEMEX

PEMEX

Operating Costs and Expenses

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	265,015	256,532	-3.2%	(8,483)	19,618	950,592	944,762	-0.6%	(5,829)	72,249
Cost of sales	230,758	223,612	-3.1%	(7,146)	17,100	832,491	814,004	-2.2%	(18,486)	62,249
Operating expenses	34,924	44,440	27.2%	9,516	3,398	108,292	121,932	13%	13,640	9,325
Purchases for resale	112,745	95,633	-15.2%	(17,112)	7,313	403,227	363,941	-10%	(39,286)	27,832
Other	83,089	83,539	0.5%	450	6,388	320,972	328,131	2%	7,159	25,093
Transportation and distribution expenses	8,253	8,717	5.6%	464	667	28,488	32,448	13.9%	3,960	2,481
Administrative expenses	26,004	24,203	-6.9%	(1,801)	1,851	89,613	98,310	9.7%	8,697	7,518
Net cost for the period of employee benefits	26,444	23,275	-12.0%	(3,169)	1,780	96,615	115,340	19.4%	18,724	8,820
Depreciation and amortization expenses	35,631	36,240	1.7%	610	2,771	140,691	148,146	5.3%	7,455	11,329

Note: “Other” includes depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX

Financing income (cost)

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Financing income (cost)	(16,443)	(4,238)	74.2%	12,205	(324)	(49,736)	(29,539)	40.6%	20,197	(2,259)
Total interest income	(20,712)	(14,724)	28.9%	5,987	(1,126)	(72,951)	(54,067)	25.9%	18,884	(4,135)
Interest income	(18,597)	(11,357)	38.9%	7,241	(868)	(46,011)	(39,586)	14.0%	6,424	(3,027)
Cost by financial derivatives	(2,114)	(3,368)	-59.3%	(1,253)	(258)	(26,941)	(14,481)	46.3%	12,460	(1,107)
Total interest expense	4,268	10,486	145.7%	6,217	802	23,215	24,528	5.7%	1,313	1,876
Interest expense	919	6,983	659.8%	6,064	534	2,532	8,736	245.1%	6,205	668
Income by financial derivatives	3,349	3,503	4.6%	153	268	20,683	15,792	-23.6%	(4,892)	1,208

PEMEX

Taxes and Duties

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2012	2013	Change		2013	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	214,646	206,458	-3.8%	(8,188)	15,788	902,646	865,032	-4.2%	(37,614)	66,152
Hydrocarbons Extraction Duties and other	212,118	204,815	-3.4%	(7,303)	15,663	898,065	856,979	-4.6%	(41,086)	65,536
Ordinary Hydrocarbons Duty	175,103	171,848	-1.9%	(3,254)	13,142	747,631	719,771	-3.7%	(27,860)	55,043
Special Hydrocarbons Duty	2,584	1,354	-47.6%	(1,230)	104	7,713	5,042	-34.6%	(2,671)	386
Extraction of Hydrocarbons Duty	2,507	1,734	-30.8%	(773)	133	7,404	5,887	-20.5%	(1,518)	450
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	96	92	-4.3%	(4)	7	402	383	-4.8%	(19)	29
Duty for the Fund of Scientific and Technological Research on Energy	2,077	2,006	-3.4%	(70)	153	8,717	8,316	-4.6%	(400)	636
Duty for Oil Monitoring	10	9	-3.3%	(0)	1	40	38	-4.6%	(2)	3
Hydrocarbons Duty for the Stabilization Fund	25,903	26,325	1.6%	422	2,013	108,297	106,333	-1.8%	(1,964)	8,132
Extraordinary Duty on Crude Oil Exports	2,351	1,165	-50.5%	(1,187)	89	13,450	9,127	-32.1%	(4,323)	698
Additional Duty on Hydrocarbons	1,488	283	-81.0%	(1,205)	22	4,411	2,082	-52.8%	(2,329)	159
Crude Oil Income Tax	1,113	1,813	62.8%	700	139	2,442	3,686	50.9%	1,244	282
Income Tax and other	1,415	(170)	-112%	(1,585)	(13)	2,139	4,367	104.2%	2,228	334

PEMEX Results Report as of December 31, 2013	12 / 21

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PEMEX

PEMEX

Selected Indices

	As of December 31,
Pemex - Exploration and Production	2012	2013	Change	2013
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	985.3	938.2	(47.1)	71.7
Operating income / Hydrocarbons production	731.5	631.7	(99.8)	48.3
Net income / Hydrocarbons production	69.5	(31.6)	(101.0)	(2.4)
Taxes and duties / Operating income (%)	90.7%	101.8%	11.0

PEMEX Results Report as of December 31, 2013	13 / 21

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PEMEX

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of Dec. 31,
	2012	2013	Change		2013
	(Ps.MM)				(U.S.$MM)
Total assets	2,024,183	2,041,051	0.8%	16,868	156,085
Current assets	318,142	263,230	-17.3%	(54,912)	20,130
Cash and cash equivalents	119,235	80,746	-32.3%	(38,489)	6,175
Accounts, notes receivable and other	133,010	118,828	-10.7%	(14,182)	9,087
Inventories	56,848	56,914	0.1%	67	4,352
Derivative financial instruments	17,252	23,980	39.0%	6,729	1,834
Available-for-sale investments	15,771	17,729	12.4%	1,957	1,356
Investment in securities of non consolidated cos., associates and other	17,252	23,980	39.0%	6,729	1,834
Property, plant and equipment	1,658,734	1,721,926	3.8%	63,192	131,681
Deferred taxes	1,936	704	-63.6%	(1,232)	54
Other assets	12,348	13,483	9.2%	1,135	1,031
Total liabilities	2,295,249	2,226,370	-3.0%	(68,879)	170,257
Current liabilities	235,804	254,637	8.0%	18,834	19,473
Short-term debt	114,241	90,504	-20.8%	(23,737)	6,921
Suppliers	61,513	102,324	66.3%	40,811	7,825
Accounts and accrued expenses payable	9,316	14,200	52.4%	4,884	1,086
Financial Instruments	6,753	6,284	-6.9%	(468)	481
Taxes and duties payable	43,981	41,325	-6.0%	(2,656)	3,160
Long-term liabilities	2,059,445	1,971,732	-4.3%	(87,713)	150,784
Long-term debt	672,618	750,734	11.6%	78,117	57,411
Employee benefits	1,288,541	1,119,208	-13.1%	(169,333)	85,589
Provision for diverse credits	63,803	69,209	8.5%	5,407	5,293
Other liabilities	6,346	7,406	16.7%	1,060	566
Deferred taxes	28,138	25,175	-10.5%	(2,963)	1,925
Total equity	(271,066)	(185,319)	-31.6%	85,747	(14,172)
Holding	(271,764)	(185,823)	-31.6%	85,942	(14,210)
Certificates of contribution “A”	49,605	114,605	131.0%	65,000	8,764
Federal Government Contributions	178,731	115,314	-35.5%	(63,417)	8,818
Legal Reserve	978	1,002	2.5%	24	77
Comprehensive accumulated results	(383,338)	(130,104)	-66.1%	253,234	(9,949)
Retained earnings (accumulated losses)	(117,740)	(286,640)	143.5%	(168,900)	(21,920)
From prior years	(120,573)	(117,740)	-2.3%	2,833	(9,004)
For the year	2,833	(168,900)	-6061.8%	(171,733)	(12,916)
Participation of non-holding entities	698	504	-27.9%	(195)	39
Total liabilities and equity	2,024,183	2,041,051	0.8%	16,868	156,085

PEMEX Results Report as of December 31, 2013	14 / 21

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PEMEX

PEMEX

Selected Financial Indices

	As of Dec. 31,	As of Dec. 31,
	2012	2013	Change
Property, plant and equipment / Assets	81.9%	84.4%	2.4
Debt / Total liabilities and equity	38.9%	41.2%	2.3
Working capital (Ps. MM)	82,338	8,592	(73,746)

PEMEX

Consolidated Total Debt

	As of Dec. 31,	As of Dec. 31,
	2012	2013	Change		2013
		(Ps. MM)			(U.S.$MM)
Total debt	786,859	841,239	6.9%	54,380	64,332
Short-term	114,241	90,504	-20.8%	(23,737)	6,921
Long-term	672,618	750,734	11.6%	78,117	57,411
Cash and cash equivalents	119,235	80,746	-32.3%	(38,489)	6,175
Total net debt	667,624	760,493	13.9%	92,869	58,157

PEMEX Results Report as of December 31, 2013	15 / 21

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PEMEX

PEMEX

PEMEX Debt Maturity Profile

	As of December 31, 2013
	(Ps. MM)	(U.S.$MM)
Total debt	841,239	64,332
In Mexican pesos	166,949	12,767
2013	—	—
January 2014 - June 2014	22,230	1,700
July 2014 - June 2015	18,618	1,424
July 2015 - June 2016	18,593	1,422
July 2016 - June 2017	23,442	1,793
July 2017 and beyond	84,065	6,429
Other Currencies	674,290	51,565
2013	—	—
January 2014 - June 2014	68,274	5,221
July 2014 - June 2015	46,677	3,570
July 2015 - June 2016	63,009	4,818
July 2016 - June 2017	43,330	3,314
July 2017 and beyond	452,999	34,642

PEMEX Results Report as of December 31, 2013	16 / 21

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PEMEX

PEMEX

Exposure of Debt Principal(1)

	As of Dec. 31,
	2012	2013	2012	2013	2012	2013
	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	67.1%	71.9%	32.9%	28.1%
U.S. dollars	79.4%	79.0%	72.9%	77.9%	27.1%	22.1%
Mexican pesos	19.0%	20.4%	46.0%	51.0%	54.0%	49.0%
Euros	1.2%	0.6%	0.0%	0.0%	100.0%	100.0%
Yen	0.0%	0.0%	0.0%	0.0%	100.0%	100.0%
Udis	0.5%	0.0%	100.0%	0.0%	0.0%	100.0%

(1)	Includes derivative financial instruments.

PEMEX Results Report as of December 31, 2013	17 / 21

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PEMEX

PEMEX

Derivative Financial Instruments

	Year ended Dec. 31,
	2012	2013	Change	2013
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	833	260	(573)	20
Interest rate swaps	(253)	100	353	8
Cross currency swaps	1,438	(2,229)	(3,666)	(170)
Extinguishing cross currency swaps	1,679	1,843	164	141
Assets swaps	(2,031)	545	2,576	42
Mark to market (Ps. MM)	158,220	175,897	17,677	13,451
Interest rate swaps	7,500	9,807	2,307	750
Cross currency swaps	116,784	127,733	10,948	9,768
Extinguishing cross currency swaps	16,521	16,605	84	1,270
Assets swaps	17,415	21,751	4,336	1,663
Natural gas derivative financial instruments
Mark to market (Ps. MM)	6	2	(4)	0.1
Long swaps	(154)	(4)	150	(0)
Short swaps	159	6	(153)	0
Long options	14	24	10	2
Short options	(14)	(24)	(10)	(2)
Volume (MMBtu)	(1,011)	—	1,011	—
Long swaps	7,705,710	1,719,290	(5,986,420)	—
Short swaps	(7,707,711)	(1,719,290)	5,988,421	—
Long options	5,390,890	6,954,264	1,563,374	—
Short options	(5,389,900)	(6,954,264)	(1,564,364)	—
Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity
Mark to market (Ps. MM)	(37)	(176)	(138)	(13)
Stock market futures	(61)	(118)	(56)	(9)
Stock market swaps	24	(58)	(82)	(4)
Volume (MM barrels)	(3)	(6)	(3)	—
Stock market futures	(1)	(2)	(0)	—
Stock market swaps	(2)	(4)	(2)	—
Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	1,311	195	(1,116)	15
Interest rate swaps OTC markets	(81)	(64)	17	(5)
Forward exchange rate in OTC markets	(42)	158	200	12
Stock options	1,434	101	(1,332)	8
Face value (Ps. MM)	22,726	12,768	(9,958)	976
Interest rate swaps OTC markets	903	1,672	770	128
Forward exchange rate in OTC markets	11,766	4,801	(6,965)	367
Stock options	10,057	6,295	(3,762)	481

Note: The fair value of the Financial Derivative Instruments has been adjusted in accordance with the International Financial Reporting Standards (IFRS).

PEMEX Results Report as of December 31, 2013	18 / 21

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PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of Dec. 31
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income (loss)	2,600	(169,092)	-6602.4%	(171,693)	(12,931)
Items related to investing activities	153,183	192,300	25.5%	39,117	14,706
Depreciation and amortization	140,538	148,147	5.4%	7,609	11,329
Impairment of properties, plant and equipment	—	25,609	0.0%	25,609	1,958
Unsuccessful wells	13,842	12,498	-9.7%	(1,345)	956
Retirement of property, plant and equipment	734	14,699	1903.9%	13,965	1,124
Profit (loss) from sale of fixed asset	—	(768)	0.0%	(768)	(59)
Realized profit (loss) net by investments available for sale	—	(279)	0.0%	(279)	(21)
Profit sharing in non-consolidated subsidiaries and affiliates	(4,798)	(1,451)	69.8%	3,347	(111)
Dividends received	(686)	(914)	-33.3%	(228)	(70)
Effects of net present value of reserve for well abandonment	3,553	(5,240)	-247.5%	(8,793)	(401)
Activities related to financing activities	6,737	40,726	504.5%	33,989	3,114
Amortization of primes, discounts, profits and debt issuance expenses	1,560	(1,891)	-221.2%	(3,451)	(145)
Interest expense (income)	45,739	39,304	-14.1%	(6,435)	3,006
Unrealized loss (gain) from foreign exchange fluctuations	(40,562)	3,313	108.2%	43,875	253
Subtotal	162,521	63,934	-60.7%	(98,587)	4,889
Funds provided by (used in) operating activities	50,809	131,300	158.4%	80,490	10,041
Financial instruments for negotiation	1,919	1,840	-4.1%	(79)	141
Accounts and notes receivable	22,598	14,182	-37.2%	(8,416)	1,085
Inventories	(11,829)	(67)	99.4%	11,762	(5)
Other assets	(7,679)	(12,194)	-58.8%	(4,515)	(933)
Accounts payable and accrued expenses	(2,579)	4,884	289.4%	7,463	373
Taxes paid	(21,790)	(2,656)	87.8%	19,133	(203)
Suppliers	8,200	40,811	397.7%	32,611	3,121
Provision for diverse credits	1,245	8,188	557.5%	6,943	626
Employees benefits	61,583	78,043	26.7%	16,460	5,968
Deferred taxes	(860)	(1,731)	-101.3%	(871)	(132)
Net cash flow from operating activities	213,330	195,233	-8.5%	(18,097)	14,930
Investing activities
Acquisition of property, plant and equipment	(197,509)	(242,375)	-22.7%	(44,866)	(18,535)
Exploration expenses	(1,828)	(1,439)	21.3%	389	(110)
Restricted cash - Fund for specific purposes	—	985	0.0%	985	75
Investment in securities	—	(6,263)	0.0%	(6,263)	(479)
Sale of investments available for sale	—	2,870	0.0%	2,870	219
Net cash flow from investing activities	(199,337)	(246,222)	-23.5%	(46,885)	(18,829)
Cash needs related to financing activities	13,993	(50,988)	-464.4%	(64,981)	(3,899)
Financing activities
Equity increase (decrease) due to the Federal Government	—	66,583	0.0%	66,583	5,092
Retirement of contributions given by the Federal Government	—	(65,000)	0.0%	(65,000)	(4,971)
Contributions to the Federal Government	—	—	0.0%	—	—
Loans obtained from financial institutions	377,896	236,946	-37.3%	(140,950)	18,120
Amortization of loans	(341,864)	(191,144)	44.1%	150,720	(14,617)
Interest paid	(46,589)	(37,132)	20.3%	9,457	(2,840)
Net cash flow from financing activities	(10,557)	10,253	197.1%	20,809	784
Net Increase (decrease) in cash and cash equivalents	3,436	(40,736)	-1285.4%	(44,172)	(3,115)
Effect of change in cash value	822	2,246	173.3%	1,424	172
Cash and cash equiv. at the beginning of the period	114,977	119,235	3.7%	4,258	9,118
Cash and cash equivalents at the end of the period	119,235	80,746	-32.3%	(38,489)	6,175

PEMEX Results Report as of December 31, 2013	19 / 21

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PEMEX

PEMEX

EBITDA Reconciliation

		Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
		2012	2013	Change		2013	2012	2013	Change		2013
		(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss		(28,761)	(76,508)	-166.0%	(47,747)	(5,851)	2,601	(169,093)	-6602.2%	(171,693)	(12,931)
+	Taxes and duties	214,646	206,458	-3.8%	(8,188)	15,788	902,646	865,032	-4.2%	(37,614)	66,152
-	Financing result (cost)	(16,443)	(4,238)	74.2%	12,205	(324)	(49,736)	(29,539)	40.6%	20,197	(2,259)
-	Foreign exchange fluctuation	(2,599)	(4,251)	-63.5%	(1,652)	(325)	44,846	(3,948)	-108.8%	(48,794)	(302)
+	Depreciation and amortization	35,631	36,240	1.7%	610	2,771	140,691	148,146	5.3%	7,455	11,329
+	Net cost for the period of employee benefits	26,444	23,275	-12.0%	(3,169)	1,780	96,615	115,340	19.4%	18,724	8,820
EBITDA		267,003	197,955	-25.9%	(69,048)	15,138	1,147,444	992,913	-13.5%	(154,531)	75,931

PEMEX Results Report as of December 31, 2013	20 / 21

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PEMEX

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Petróleos Mexicanos	Commercial entities	Subsidiary Companies	Intersegment eliminations	Total
	(Ps. MM)
Year ended Dec. 31, 2013
Total sales	1,250,772	819,391	219,469	40,365	55,383	1,096,128	5,187	(1,878,494)	1,608,202
External clients	—	740,372	143,291	26,525	—	687,675	—	—	1,597,863
Intersegment	1,250,772	74,894	73,998	13,840	55,363	407,666	776	(1,877,309)	(0.0)
Revenues from services	—	4,125	2,180	—	20	787	4,412	(1,185)	10,339
Depreciation and amortization	127,029	10,781	7,061	2,561	686	9	19	—	148,146
Cost of the reserve for employee benefits	36,532	37,402	8,838	11,112	21,251	204	—	—	115,340
Gross income (loss)	912,222	(144,425)	14,279	(2,763)	53,905	16,614	1,378	(57,011)	794,198
Operating income (loss)	842,205	(108,955)	1,446	(15,247)	99	7,901	442	84	727,976
Financing income (cost)	(23,446)	(14,759)	3,125	316	6,745	(342)	(1,053)	(124)	(29,539)
Foreign exchange profit (loss)	(4,069)	699	(69)	17	(306)	(43)	(177)	—	(3,948)
Taxes and duties	856,979	—	1,525	21	2,476	3,930	100	—	865,032
Net income (loss)	(42,082)	(123,015)	3,909	(14,769)	(168,900)	3,586	(745)	172,923	(169,092)
As of December 31, 2013
Total assets	1,837,048	529,768	221,632	111,985	1,629,084	120,053	59,124	(2,467,643)	2,041,051
Current assets	502,903	274,765	115,252	72,066	462,994	106,410	34,904	(1,306,065)	263,230
Available-for-sale investments	—	—	—	—	—	0	17,728	—	17,729
Investment in securities of non consolidated cos., associates and other	7,271	488	4,294	167	417,592	6,351	3,773	(415,956)	23,980
Property, plant and equipment	1,315,401	253,118	101,514	39,009	9,661	1,988	1,236	—	1,721,926
Total liabilities	1,342,978	740,781	144,018	113,697	1,814,907	88,731	32,816	(2,051,559)	2,226,370
Current liabilities	213,781	352,933	35,977	6,145	846,790	81,810	16,393	(1,299,193)	254,637
Long-term liabilities	1,129,197	387,848	108,041	107,551	968,116	6,921	16,424	(752,366)	1,971,732
Equity	494,070	(211,013)	77,614	(1,712)	(185,823)	31,322	26,307	(416,084)	(185,319)
Year ended Dec. 31, 2012
Total sales	1,333,286	786,716	185,717	35,411	55,374	1,222,158	2,170	(1,973,921)	1,646,912
External clients	—	720,874	118,402	27,760	—	772,699	—	—	1,639,736
Intersegment	1,333,286	61,480	66,227	7,650	55,353	448,732	—	(1,972,729)	—
Revenues from services	—	4,361	1,088	—	21	727	2,170	(1,192)	7,176
Depreciation and amortization	118,401	11,072	7,769	2,725	661	8	56	—	140,691
Cost of the reserve for employee benefits	31,045	31,222	7,331	9,122	17,782	114	—	—	96,615
Gross income (loss)	1,030,445	(239,243)	9,952	3,584	54,121	10,549	522	(55,510)	814,421
Operating income (loss)	989,914	(85,929)	(4,196)	(10,454)	6,997	8,755	(56)	308	905,339
Financing income (cost)	(33,242)	(19,590)	3,079	(800)	1,493	(1,235)	863	(303)	(49,736)
Foreign exchange profit (loss)	35,186	3,421	369	1	5,721	17	132	—	44,846
Taxes and duties	898,065	—	(221)	17	2,818	1,817	150	—	902,646
Net income (loss)	93,982	(102,098)	1,613	(11,270)	4,696	7,108	1,835	6,734	2,600
As of December 31, 2012
Total assets	1,836,007	520,567	207,225	120,217	1,449,489	127,860	53,919	(2,291,101)	2,024,183
Current assets	558,119	284,541	98,911	78,808	448,828	113,001	37,685	(1,301,752)	318,142
Available-for-sale investments	—	—	—	—	1,122	0	14,649	—	15,771
Investment in securities of non consolidated cos., associates and other	982	409	3,751	—	336,733	7,528	536	(332,688)	17,252
Property, plant and equipment	1,268,551	234,415	104,166	40,946	9,460	225	971	—	1,658,734
Total liabilities	1,276,781	794,166	145,427	133,925	1,766,955	94,597	41,821	(1,958,423)	2,295,249
Current liabilities	167,467	330,226	23,618	6,478	892,872	87,535	20,333	(1,292,725)	235,804
Long-term liabilities	1,109,314	463,940	121,809	127,446	874,083	7,062	21,488	(665,698)	2,059,445
Equity	559,226	(273,599)	61,798	(13,708)	(317,466)	33,263	12,098	(332,678)	(271,066)

Investor Relations

(+52 55) 1944 - 9700

ri@pemex.com

@PEMEX_RI

PEMEX Results Report as of December 31, 2013	21 / 21

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: March 12, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.